Form 10-K405, Exhibit 13
period 1996-12-31
FIRST COMMONWEALTH INC
filed 1997-03-31
CIK 1001493

                                                                 EXHIBIT 13
                                                                 ==========



                      1996 ANNUAL REPORT TO STOCKHOLDERS


Note: Attached hereto are the incorporated pages from the Company's 1996 Annual Report to Stockholders

FINANCIAL AND OTHER INFORMATION SECTION

--------------------------------------------------------------------------------

Selected Consolidated Financial and Operating Data                16

--------------------------------------------------------------------------------

Management's Discussion and Analysis of Results
of Operations and Financial Condition                             18

--------------------------------------------------------------------------------

Report of Independent Public Accountants                          23

--------------------------------------------------------------------------------

Financial Statements                                              24

--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements                        30

--------------------------------------------------------------------------------

Officers and Directors                                            38

--------------------------------------------------------------------------------

Related Stockholder Matters and Market
for the Company's Common Stock                     Inside Back Cover

--------------------------------------------------------------------------------

First Commonwealth, Inc.
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
--------------------------------------------------------------------------------

The selected consolidated statement of income data and balance sheet data as of, and for, the years ended December 31, 1996, 1995 and 1994 are derived from, and are qualified by reference to, the consolidated financial statements of the Company audited by Arthur Andersen LLP, independent public accountants, appearing elsewhere in this Annual Report. The selected consolidated statement of income data and balance sheet data as of, and for, the years ended December 31, 1993 and 1992 are derived from audited financial statements of the Company not included herein. The selected consolidated financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's consolidated financial statements and related notes appearing elsewhere in this Annual Report. The selected operating data has been derived from the accounting records of the Company and has not been audited.
                                                                        Year Ended December 31,
                                                                        -----------------------
                                                 1996(5)         1995            1994            1993            1992
                                                 --------       -------         -------         -------         -------
                                                        (in thousands, except for per share and operating data)
Consolidated Statement of Income Data:
Subscriber revenue.............................  $ 44,099      $ 33,315         $22,077         $17,337         $11,265

Benefit coverage expenses......................    27,873        20,286          12,321           9,429           5,453
                                                 --------       -------         -------         -------         -------
Gross margin...................................    16,226        13,029           9,756           7,908           5,812
Selling, general and administrative expense....    12,273         9,883           7,458           6,263           4,575
                                                 --------       -------         -------         -------         -------
Operating income...............................     3,953         3,146           2,298           1,645           1,237

Interest income, net...........................       642           194              59              32              28
                                                 --------       -------         -------         -------         -------
Income before income taxes and
        extraordinary item.....................     4,595         3,340           2,357           1,677           1,265

Provision for income taxes.....................     1,864         1,336           1,009             672             498
                                                 --------       -------         -------         -------         -------
Income before extraordinary item...............     2,731         2,004           1,348           1,005             767

Extraordinary item (1).........................         -             -               -               -             375
                                                 --------       -------         -------         -------         -------
Net income.....................................  $  2,731       $ 2,004         $ 1,348         $ 1,005         $ 1,142
                                                 ========       =======         =======         =======         =======
Weighted average common and
        common equivalent shares outstanding (2)    3,604         2,993           2,841           2,816           2,805

Earnings per share--before
        extraordinary item (2).................  $   0.76       $  0.67         $  0.47         $  0.36         $  0.27

Earnings per share--
        extraordinary item (2).................         -             -               -               -            0.14
                                                 --------       -------         -------         -------         -------
Earnings per share (2).........................  $   0.76       $  0.67         $  0.47         $  0.36         $  0.41
                                                 ========       =======         =======         =======         =======
Selected Operating Data:
Members at end of period (3):

Managed Care...................................   341,600       265,800         215,700         181,800         129,500

Indemnity/PPO..................................    56,200        36,700          11,600          11,300           2,500
                                                 --------       -------         -------         -------         -------
Total Members..................................   397,800       302,500         227,300         193,100         132,000
                                                 ========       =======         =======         =======         =======
Number of managed care providers (4)...........     2,175         1,375           1,025             900             800

                         See notes on following page.

First Commonwealth, Inc.
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA--continued
--------------------------------------------------------------------------------

                                                                          Year Ended December 31,
                                                                          -----------------------
                                                         1996(5)      1995         1994         1993         1992
                                                         -------     -------      -------      -------      -------
                                                          (in thousands, except for per share and operating data)
Consolidated Balance Sheet Data (at end of period):
Total current assets.................................    $21,023     $16,889      $ 5,716      $ 3,941      $ 2,501

Total assets.........................................     34,454      19,111        7,217        5,203        3,149

Total current liabilities............................     14,331       7,280        3,977        3,276        1,886

Total liabilities....................................     14,498       7,405        4,077        3,414        1,898

Preferred stock......................................          -           -          892          892        1,309

Stockholders' equity.................................     19,956      11,706        2,248          898          (58)

(1)  Represents the utilization of tax loss carryforwards.
(2) Earnings per share reflects the conversion of all outstanding shares of Series B Preferred Stock upon the consummation of initial public offering in November 1995. See Note 2 of the Notes to Consolidated Financial Statements.
(3) Amounts do not include eligible participants in the Company's ASO or PPO rental programs.
(4) Represents the number of managed care providers for the dental HMO and PPO in Illinois, Indiana, Michigan and Wisconsin at end of period.

(5) Reflects results of the acquisition of Smileage Dental Services, Inc. from July 18, 1996. Balance sheet data (but not income or operating data) as of December 31, 1996 includes amounts relating to Champion Dental Services, Inc., which was acquired as of December 31, 1996.

First Commonwealth, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
The following discussion and analysis of the Company's consolidated results of operations and consolidated financial condition should be read in conjunction with the Selected Consolidated Financial and Operating Data and the Company's consolidated financial statements, including the notes thereto appearing elsewhere in this Annual Report.

Overview
--------------------------------------------------------------------------------
The Company began operations in the Chicago area in 1988 and has grown to be a leading provider of managed dental benefits in the upper Midwest, including the metropolitan areas of Chicago, Milwaukee, Detroit and Indianapolis. As of December 31, 1996, the Company had 341,600 members in its managed care plans, 56,200 members in its fully insured indemnity/PPO plans, and 34,100 eligible participants accessing the Company's PPO network and members covered under its administrative services only ("ASO") arrangements. In 1992, the Company began marketing indemnity plans as part of its Managed ChoiceSM products. Since the introduction of Managed ChoiceSM products in 1992, the Company has experienced significant enrollment growth in this product line, particularly among large employers. In January 1996, the Company introduced its new PPO product
(Managed ChoiceSM Triple Option), which integrates a managed component, the PPO option, into the Company's indemnity plans. The Indemnity/PPO revenue line now includes revenue from both indemnity business that includes the PPO component as well as indemnity business that does not include the PPO component. The PPO component was available to less than 10% of the Company's Indemnity/PPO members as of December 31, 1996. The Company's Managed ChoiceSM products enable the Company to completely replace an employer's existing indemnity plan with the Company's combined managed care and indemnity/PPO plan.

Acquisitions
--------------------------------------------------------------------------------
Effective July 18, 1996, the Company completed the acquisition of Smileage Dental Services, Inc. ("Smileage"), a Wisconsin-based dental HMO administrator, which provides services to approximately 50,000 members, and an associated reinsurance transaction, for an aggregate purchase price (including transaction costs) of $5.6 million. The acquisition was financed through the issuance of the Company's common stock.

Effective December 31, 1996, the Company completed the acquisition of Champion Dental Services, Inc. ("Champion"), a Missouri-based prepaid dental plan, which provides services to approximately 60,000 members, for an aggregate purchase price (including transaction costs) of $5.6 million. The acquisition was financed through proceeds from the Company's initial public offering and was paid in cash on January 2, 1997.

Both acquisitions offer managed care products that are typically at a lower gross margin level than the Company has experienced in the past. For a discussion of pro forma results and other information, see Note 15-Business Combinations in Notes to Consolidated Financial Statements.

Revenues
--------------------------------------------------------------------------------
The Company's annual revenues have increased from $22.1 million in 1994 to $44.1 million in 1996. Revenues increased to $44.1 million for 1996 from $33.3 million for 1995. Revenue growth for 1996 has been strong both in dollar and percentage terms, primarily as the result of the addition of new managed care and indemnity/PPO members as well as the acquisition of Smileage in July. The Company believes that the rate of revenue growth in its current markets will decline from historical levels primarily as a result of its higher revenue base.

The Company's product pricing varies based on the type of plan, the services provided and the member copayment (or coinsurance). In addition, pricing varies by marketplace based on employer and employee preference and competition. Pricing also may vary as a result of different pricing terms of the plans in effect at companies when acquired by the Company. As a result, per member pricing can fluctuate based on product mix, shifting marketplace preferences and acquisition timing. As contracts are renewed, the Company will seek to improve profitability on lower margin plans by increasing pricing, by offering plans with additional services at higher prices and margins, and by offering higher margin plans with fewer services at lower costs.

The largest source of Company revenue comes from members enrolled in managed care plans. From 1994 to 1996, the Company's revenue from its managed care products grew from $19.7 million to $32.8 million. This increase is primarily attributable to managed care enrollment growth and, to a lesser degree, a shift toward managed care products with higher benefit and premium levels, as well as the acquisition of Smileage in July 1996. In 1994, managed care enrollment accounted for approximately 89% of total revenue compared to approximately 74% of total revenue for 1996.

First Commonwealth, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION--continued
--------------------------------------------------------------------------------



The second largest source of Company revenue is generated from indemnity/PPO plan premiums. From 1994 to 1996, the Company's revenue from its indemnity/PPO products grew from $1.7 million to $10.6 million. For 1996, revenue from indemnity/PPO enrollment accounted for approximately 24% of total revenue compared to approximately 8% of total revenue in 1994. The Company believes that revenue from indemnity/PPO enrollment will continue to increase in the future.

The third largest source of revenue is fee income which is generated from the Company's PPO network rental program. Under this program, PPO network providers offer services according to a reduced fee schedule negotiated by the Company. The Company charges its PPO groups a monthly fee for each participant eligible to access such reduced fee arrangements. The Company does not make any payments to its PPO network providers on behalf of the participants eligible to access such reduced fee arrangements.

During 1995, one large PPO rental group did not renew its contract which expired May 31, 1995 and another large group terminated all of its arrangements with the Company effective at the end of 1995. These contracts have been terminated as a result of decisions by both such groups to consolidate certain health and dental insurance coverage based on quotes from several companies. Collectively, these arrangements accounted for 4.3% of revenues and 9.5% of gross margin for the year ended December 31, 1994 and 3.0% of revenues and 7.2% of gross margin for the year ended December 31, 1995. The Company reached an agreement with a large group pursuant to which, effective January 1, 1996, the Company has received PPO access fees as well as ASO fees covering approximately 24,000 employees and dependents, and the Company is actively marketing combined PPO/ASO arrangements to other employers.

Benefit Coverage Expenses
--------------------------------------------------------------------------------
From 1994 to 1996, total benefit coverage expenses increased from $12.3 million to $27.9 million. Between 1994 and 1996, total benefit coverage expenses as a percentage of revenues increased from 55.8% to 63.2% of total revenue. This increase is largely the result of a shift in the Company's product mix toward a higher percentage of overall revenues represented by the indemnity/PPO component of the Company's Managed ChoiceSM products (which has relatively high benefit coverage expenses), a decrease in the percentage of overall revenues represented by PPO network rental fees (which have no benefit coverage expenses), and increases in the benefit coverage expenses of the Company's managed care products (primarily associated with the Company's acquisition of Smileage in July 1996).

Gross Margin
--------------------------------------------------------------------------------
From 1994 to 1996, gross margin increased from $9.8 million to $16.2 million. Between 1994 and 1996, gross margin as a percentage of total revenue decreased from 44.2% to 36.8% of total revenue. This change is largely the result of a shift in the Company's product mix toward a higher percentage of overall revenues represented by the indemnity component of the Company's
Managed ChoiceSM products (which has a lower percentage gross margin), a decrease in the percentage of overall revenues represented by PPO network rental fees (which have a 100% gross margin), and a decline in the gross margin of the Company's managed care products, primarily due to the lower gross margin on the managed care products sold in the Wisconsin marketplace in 1996. The Company believes that its gross margin percentage may continue to decline for some period of time primarily as a result of the decreasing proportion of PPO access fee income and the increasing proportion of indemnity/PPO plan revenues. The Company also will experience a decline in the managed care gross margin percentage as a result of the relatively lower percentage gross margin members acquired through the acquisitions of Smileage and Champion.

Selling, General and Administrative
--------------------------------------------------------------------------------
Selling, general and administrative ("SG&A") expenses as a percent of revenues declined from 33.8% in 1994 to 27.8% in 1996. This decrease was largely attributable to the increase in the percentage of revenue from indemnity/PPO products in 1996 as compared to 1994. The change is primarily the result of economies of scale in meeting the administrative needs of increased enrollment due to the relatively fixed nature of certain SG&A expenses as well as higher revenues relative to the SG&A expenses associated with indemnity/PPO plans. This decrease in SG&A expenses as a percentage of revenue from 1994 through 1996 to a substantial degree offsets the decreases in the gross margin percentage during that period. The Company would expect to continue to

First Commonwealth, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION--continued
--------------------------------------------------------------------------------

gain operating leverage on meeting the administrative needs of the business and foresee that SG&A expenses as a percentage of revenue would continue to decline.

Results of Operations
--------------------------------------------------------------------------------
The following tables set forth certain information from the Company's consolidated statement of income for the periods indicated. In the opinion of management, these tables have been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this Annual Report and fairly present the results of operations of the Company for the periods covered thereby.

                                              Year Ended December 31,
                                              -----------------------
                                          1996         1995         1994
                                          ----         ----         ----
                                                  (in thousands)
Consolidated Statement of Income Data:
Subscriber revenue
   Managed care.......................  $  32,807    $  25,739    $  19,706
   Indemnity/PPO......................     10,629        6,893        1,663
   Fee income.........................        663          683          708
                                        ---------    ---------    ---------
           Total subscriber
           revenue....................     44,099       33,315       22,077
                                        ---------    ---------    ---------
Benefit coverage expenses
   Managed care.......................     19,555       14,835       10,958
   Indemnity/PPO......................      8,318        5,451        1,363
   Fee income.........................          -            -            -
                                        ---------    ---------    ---------
           Total benefit
           coverage expenses..........     27,873       20,286       12,321
                                        ---------    ---------    ---------
Gross margin
   Managed care.......................     13,252       10,904        8,748
   Indemnity/PPO......................      2,311        1,442          300
   Fee income.........................        663          683          708
                                        ---------    ---------    ---------
           Total gross margin.........  $  16,226    $  13,029    $   9,756
                                        =========    =========    =========

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

Total subscriber revenue increased by $10.8 million, or 32.4%, to $44.1 million in 1996 from $33.3 million in 1995. Of this increase, $3.6 million, or 33.3%, was attributable to the operations added through the acquisition of Smileage and the associated reinsurance transaction. The remaining $7.2 million increase was a 21.6% growth in revenues and was primarily attributable to increased enrollment in the Company's managed care and indemnity/PPO dental plans. Managed care revenue increased $7.1 million over the same period, primarily due to the $3.6 million from Smileage and from an increase in new members. Indemnity/PPO revenue increased $3.7 million to $10.6 million in 1996 from $6.9 million in 1995, primarily as a result of adding new indemnity/PPO plan members.

Total gross margin increased by $3.2 million, or 24.5%, to $16.2 million in 1996 from $13.0 million in 1995. Total gross margin as a percentage of revenue was 36.8% in 1996 as compared to 39.1% in 1995. This percentage decline was primarily the result of a shift in the Company's product mix toward a higher percentage of overall revenues being generated by the Company's indemnity/PPO products, which have a relatively lower percentage gross margin than the Company's managed care products. Managed care gross margin as a percentage of revenue was 40.4% in 1996 as compared to 42.4% in 1995. This percentage decline was primarily the result of revenue acquired through the Smileage transaction which has a gross margin percentage of 22.2% as compared with the existing managed care business which had a gross margin percentage of 42.6%. The level of indemnity/PPO gross margin as a percentage of revenue increased to 21.7% in 1996 from 20.9% in 1995. This improved indemnity/PPO gross margin

First Commonwealth, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION--continued
--------------------------------------------------------------------------------

is the result of increased premium rates charged for the Company's indemnity/PPO plans.

SG&A expenses increased by $2.4 million, or 24.2%, to $12.3 million for 1996 from $9.9 million in 1995. As a percentage of revenue, SG&A expenses dropped to 27.8% for 1996 from 29.7% for 1995. The change is primarily the result of economies of scale in meeting the administrative needs of increased enrollment due to the relatively fixed nature of certain SG&A expenses as well as higher revenues relative to the SG&A expenses associated with indemnity/PPO plans. Commissions to independent brokers increased 34.1% primarily due to higher revenue. As a percentage of total revenue, commissions for 1996 declined to 4.3% from 5.3% for 1995 as a result of a higher proportion of direct sales and lower commissions associated with the Company's growing indemnity/PPO business. In 1996, included in the SG&A total is $64,000 for the amortization of goodwill associated with the acquisition of Smileage.

Operating income increased by $807,000, or 25.7%, to $4.0 million for 1996 from $3.1 million in 1995. As a percentage of revenue, operating income was 9.0% in 1996 as compared to 9.4% in 1995. The percentage decline was due primarily to the decrease in the overall percentage gross margin which was partially offset by lower SG&A expenses as a percentage of revenue.

The effective tax rate for 1996 was 40.6% compared to 40.0% for 1995. The tax rate for 1996 was higher primarily as the result of the non-deductibility of the amortization of goodwill from the Smileage acquisition. Net income increased by $727,000, or 36.3%, to $2.7 million for 1996 from $2.0 million for 1995.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994
--------------------------------------------------------------------------------
Total subscriber revenue increased by $11.2 million, or 50.9%, to $33.3 million in 1995 from $22.1 million in 1994. This increase is primarily attributable to increased enrollment in the Company's managed care and indemnity/PPO dental plans. Managed care revenue increased 30.6% over the same period, primarily due to a 23.2% increase in new members and, to a lesser extent, a shift toward managed care products with higher benefit and premium levels. Indemnity/PPO revenue increased $5.2 million to $6.9 million in 1995 from $1.7 million in 1994, primarily as a result of adding new indemnity/PPO plan members.

Total gross margin increased by $3.2 million, or 33.5%, to $13.0 million in 1995 from $9.8 million in 1994. Total gross margin as a percentage of revenue was 39.1% in 1995 as compared to 44.2% in 1994. This percentage decline was primarily the result of an increasing percentage of revenue being generated by the Company's indemnity/PPO products, which have a significantly lower gross margin percentage than the Company's managed care products. Managed care gross margin as a percentage of revenue was 42.4% in 1995 as compared to 44.4% in 1994. This percentage decline was primarily the result of reduced premium rates for new large employer groups and an increase in the average monthly dental specialist expenses per subscriber due to an increase in fee-for-service payments. The level of indemnity/PPO gross margin as a percentage of revenue increased to 20.9% in 1995 from 18.0% in 1994. This improved indemnity/PPO gross margin is the result of favorable claims experience and increased premium rates charged for the Company's indemnity/PPO plans.

SG&A expenses increased by $2.4 million, or 32.5%, to $9.9 million for 1995 from $7.5 million in 1994. As a percentage of revenue, SG&A expenses dropped to 29.7% for 1995 from 33.8% for 1994. The change is primarily the result of economies of scale in meeting the administrative needs of increased enrollment due to the relatively fixed nature of certain SG&A expenses as well as higher revenues relative to the SG&A expenses associated with indemnity/PPO plans. Commissions to independent brokers increased 34.1% primarily due to higher revenue. As a percentage of total revenue, commissions for 1995 declined to 5.3% from 6.0% for 1994 as a result of a higher proportion of direct sales and lower commissions associated with the Company's growing indemnity/PPO business.


Operating income increased by $848,000, or 37.0%, to $3.1 million for 1995 from $2.3 million in 1994. As a percentage of revenue, operating income was 9.4% in 1995 as compared to 10.4% in 1994. The decline was due primarily to the lower gross margin, partially offset by the lower SG&A as a percentage of revenue.

The effective tax rate for 1995 was 40.0% compared to 42.8% for 1994. The tax rate in the first nine months of 1994 was higher primarily due to certain non-recurring charges.

Net income increased by $656,000, or 48.7%, to $2.0 million for 1995 from $1.3 million for 1994.

First Commonwealth, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION--continued
--------------------------------------------------------------------------------

Liquidity and Capital Resources
--------------------------------------------------------------------------------
The Company's historical operating cash requirements have been met principally through operating cash flows. The primary uses of cash have been for operating activities and capital investments in the business. The acquisition of Champion was financed through proceeds from the Company's initial public offering and was paid in cash on January 2, 1997. The Company believes that cash generated from operations will be adequate to finance its anticipated operating needs for the foreseeable future.

Cash flow from operations was $3.7 million, $4.2 million and $1.4 million for the years ended December 31, 1996, 1995 and 1994, respectively. The Company primarily receives premium payments in advance of disbursing managed care dentist capitation payments and indemnity/PPO claims payments. Cash balances in excess of current needs are invested in interest-bearing accounts or cash equivalents. Cash flow from operations consist primarily of subscriber premiums and investment income net of capitation payments to network dentists, claims paid, brokers' commissions, general and administrative expenses and income taxes.

Capital expenditures were $745,000 during 1996 mainly for furniture, leasehold improvements, and equipment resulting primarily from the Company expanding its leased office space. Capital expenditures were $765,000 and $422,000 for the years ended December 31, 1995 and 1994 respectively, primarily for office furniture and new computer systems.

Cash used in financing activities was $45,000, $103,000 (excluding the $6.6 million net proceeds received from the initial public offering), and $66,000 for the years ended December 31, 1996, 1995 and 1994, primarily for payments on capital leases and dividends on preferred stock.

As of December 31, 1996, the Company had cash and cash equivalents of $15.8 million and no long term debt outstanding, except that included in other current liabilities is a payable to the parent of Champion for the $5.5 million purchase price. In addition, the Company has a $500,000 unsecured revolving line of credit facility which expires June 30, 1997, which has not been drawn upon during the past three years. Any outstanding indebtedness under the line of credit will bear interest at a rate equal to the prime rate. To the extent the Company makes acquisitions, a portion of the purchase price may be financed through borrowings.

Under applicable insurance laws of the states in which the Company conducts business, the Company's subsidiaries operating in the particular state are required to maintain a minimum level of net worth and reserves. The Company may be required from time to time to invest funds in one or more of its subsidiaries to meet regulatory requirements, or to expand its operations into new geographic areas. In addition, applicable laws generally limit the ability of the Company's subsidiaries to pay dividends to the extent that required regulatory capital or surplus would be impaired.

Impact of Inflation
--------------------------------------------------------------------------------
The Company does not believe the impact of inflation has significantly affected the Company's operations.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To the Stockholders and Board of Directors of First Commonwealth, Inc.:

We have audited the accompanying consolidated balance sheets of FIRST COMMONWEALTH, INC. (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1996, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Commonwealth, Inc. and Subsidiaries as of December 31, 1996, 1995 and 1994, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP

Chicago, Illinois,
February 12, 1997

First Commonwealth, Inc. and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
As of December 31, 1996, 1995 and 1994


ASSETS                                                       1996             1995             1994
------                                                       ----             ----             ----
CURRENT ASSETS:
  Cash and cash equivalents                           $15,817,498      $12,680,153      $ 2,706,412
  Accounts receivable, net of allowance of
     $289,554, $197,316 and $116,782 at
     December 31, 1996, 1995 and 1994,
     respectively                                       3,010,585        1,751,376        1,563,447
  Other receivables                                       220,819           52,091           32,568
  Deposit under reinsurance agreement                     696,564          431,522                -
  Prepaid expenses                                        408,447        1,289,973        1,102,254
  Deferred tax asset                                      869,000          665,000          218,590
  Income taxes receivable                                       -           19,000           92,249
                                                      -----------      -----------      -----------
          Total current assets                         21,022,913       16,889,115        5,715,520
                                                      -----------      -----------      -----------
PROPERTY AND EQUIPMENT, at cost                         3,347,829        2,464,782        1,916,618
  Less- Accumulated depreciation                       (1,725,450)      (1,086,279)        (831,186)
                                                      -----------      -----------      -----------
          Property and equipment, net                   1,622,379        1,378,503        1,085,432
                                                      -----------      -----------      -----------
OTHER ASSETS:
  Restricted cash equivalents and government
  securities on deposit, at cost which
  approximates market                                   1,222,022          798,744          362,637
  Goodwill and other intangibles, net of
  accumulated amortization of $63,814                  10,482,110                -                -
  Deposits and other                                      104,554           44,700           53,471
                                                      -----------      -----------      -----------
          Total other assets                           11,808,686          843,444          416,108
                                                      -----------      -----------      -----------
          Total assets                                $34,453,978      $19,111,062      $ 7,217,060
                                                      ===========      ===========      ===========


The accompanying notes to consolidated financial statements are an integral part of these balance sheets.


First Commonwealth, Inc. and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS-continued
--------------------------------------------------------------------------------

As of December 31, 1996, 1995 and 1994

LIABILITIES AND STOCKHOLDERS' EQUITY                              1996           1995            1994
------------------------------------                              ----           ----            ----
CURRENT LIABILITIES:

   Accounts payable--trade..............................   $   338,000    $   364,349      $  148,747
   Accounts payable--dental service providers...........       347,529        399,206         293,203
   Claims liability.....................................     1,579,669      1,257,681         387,714
   Accrued payroll and related costs....................       739,292        846,263         591,777
   Other accrued expenses...............................       648,000        720,179         228,667
   Current portion of capital lease obligations.........            --         26,996          61,425
   Deferred subscriber revenue..........................     4,448,953      3,262,791       2,259,881
   Payable under reinsurance agreement..................       627,789        389,254              --
   Accrued preferred dividends and
       stock redemption payable.........................            --         13,380           5,860
   Income taxes payable.................................       101,472             --              --
   Other current liabilites (Note 2)....................     5,500,000             --              --
                                                           -----------    -----------      ----------
       Total current liabilities........................    14,330,704      7,280,099       3,977,274

CAPITAL LEASE OBLIGATIONS, less current portion.........            --             --          26,996

DEFERRED TAX LIABILITY--long-term.......................       167,157        125,157          72,497
                                                           -----------    -----------      ----------
       Total liabilities................................    14,497,861      7,405,256       4,076,767
                                                           -----------    -----------      ----------

REDEEMABLE PREFERRED STOCK 6% Series B
   ($1,000 par value; no shares authorized or issued
   at December 31, 1996 and 1995; 892 shares
   authorized, issued and outstanding in 1994.).........            --             --         892,000

                                                           -----------    -----------      ----------
STOCKHOLDERS' EQUITY:

   Preferred stock ($.001 par value; 1,000,000 shares
       authorized, none issued).........................            --             --              --
   Common stock ($.001 par value; 15,000,000 shares
       authorized, 3,600,996 shares in 1996, 3,365,375
           shares in 1995 and 1,049,000 shares in 1994
           issued and outstanding)......................         3,601          3,365           1,049
   Capital in excess of par value.......................    13,206,633      7,676,536         175,801
   Retained earnings....................................     6,757,451      4,025,905       2,071,443
   Less 425 shares of common stock held in treasury
       at December 31, 1996, at cost....................       (11,568)            --              --
                                                           -----------    -----------      ----------
       Total stockholders' equity.......................    19,956,117     11,705,806       2,248,293
                                                           -----------    -----------      ----------
       Total liabilities and stockholders' equity.......   $34,453,978    $19,111,062      $7,217,060
                                                           ===========    ===========      ==========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

First Commonwealth, Inc. and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

For the years ended December 31, 1996, 1995 and 1994

                                                                    1996            1995             1994
                                                                    ----            ----             ----
SUBSCRIBER REVENUE.....................................      $44,098,529     $33,315,410      $22,077,668

BENEFIT COVERAGE EXPENSES..............................       27,872,976      20,286,131       12,321,270
                                                              ----------      ----------       ----------

   Gross margin........................................       16,225,553      13,029,279        9,756,398

SELLING, GENERAL AND

ADMINISTRATIVE EXPENSE.................................       12,272,835       9,883,288        7,458,146
                                                              ----------      ----------       ----------

   Operating income....................................        3,952,718       3,145,991        2,298,252

INTEREST INCOME, net...................................          642,828         193,531           58,815
                                                              ----------      ----------       ----------

   Income before income taxes..........................        4,595,546       3,339,522        2,357,067

PROVISION FOR INCOME TAXES.............................        1,864,000       1,336,000        1,009,000
                                                              ----------      ----------       ----------

NET INCOME.............................................      $ 2,731,546     $ 2,003,522      $ 1,348,067
                                                              ==========      ==========       ==========
WEIGHTED AVERAGE COMMON AND COMMON
EQUIVALENT SHARES OUTSTANDING..........................        3,604,468       2,993,319        2,841,178
                                                              ==========      ==========       ==========
EARNINGS PER COMMON AND COMMON
EQUIVALENT SHARE.......................................      $       .76     $       .67      $       .47
                                                              ==========      ==========       ==========

The accompanying notes to consolidated financial statements are an integral part of these statements.

First Commonwealth, Inc. and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
For the years ended December 31, 1996, 1995 and 1994

                                                              Capital                                            Total
                                                              -------                                            -----
                                         Common Stock        in Excess     Retained       Treasury Stock     Stockholders'
                                         ------------        ---------     --------       --------------     -------------
                                     Shares       Dollars      of Par      Earnings    Shares      Dollars      Equity
                                     ------       -------      ------      --------    ------      -------      ------
BALANCE, December 31, 1993......... 1,016,125      $1,016   $   119,946   $  776,896     --      $       --   $   897,858
   Preferred dividends.............        --          --            --      (53,520)    --              --       (53,520)
   Net income......................        --          --            --    1,348,067     --              --     1,348,067
   Stock issued....................    32,875          33        55,855           --     --              --        55,888
                                    ---------      ------   -----------   ----------   ----      ----------   -----------

BALANCE, December 31, 1994......... 1,049,000       1,049       175,801    2,071,443     --              --     2,248,293
   Preferred dividends.............        --          --            --      (49,060)    --              --       (49,060)
   Net income......................        --          --                  2,003,522     --              --     2,003,522
   Conversion of preferred shares.. 1,784,000       1,784       890,216           --     --              --       892,000
   Stock issued....................   532,375         532     6,610,519           --     --              --     6,611,051
                                    ---------      ------   -----------   ----------   ----      ----------   -----------

BALANCE, December 31, 1995......... 3,365,375       3,365     7,676,536    4,025,905     --              --    11,705,806
   Net income......................        --          --            --    2,731,546     --              --     2,731,546
   Stock issued....................   235,621         236     5,530,097           --     --              --     5,530,333
   Treasury stock purchased........        --          --            --           --   (425)        (11,568)      (11,568)
                                    ---------      ------   -----------   ----------   ----      ----------   -----------

BALANCE, December 31, 1996......... 3,600,996      $3,601   $13,206,633   $6,757,451   (425)     $  (11,568)  $19,956,117
                                    =========      ======   ===========   ==========   ====      ==========   ===========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

First Commonwealth, Inc. and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
For the years ended December 31, 1996, 1995 and 1994

                                                           1996             1995             1994
                                                           ----             ----             ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Cash received from subscribers................. $ 43,124,110     $ 34,107,857     $ 22,079,386
   Cash paid to providers of care.................  (15,202,299)     (13,984,854)     (10,222,828)
   Cash paid to employees, brokers and suppliers..  (14,465,535)      (9,385,336)      (7,807,407)
   Claims paid....................................   (8,063,681)      (4,581,969)      (1,199,703)
   Interest paid..................................         (514)          (4,995)         (10,205)
   Interest received..............................      624,373          179,154           47,611
   Income taxes paid..............................   (1,911,500)      (1,662,677)      (1,383,728)
   Cash transferred to restricted funds...........     (373,158)        (436,107)         (97,087)
                                                   ------------     ------------     ------------
       Net cash provided by operating activities..    3,731,796        4,231,073        1,406,039
                                                   ------------     ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment, net........     (745,509)        (765,418)        (422,431)
   Purchase of short-term investment..............   (5,161,968)              --               --
   Purchase of long-term investment...............           --               --          (56,177)
   Proceeds from short-term investment............    5,097,314               --               --
   Proceeds from long-term investment.............           --               --           51,768
   Cash received in acquisition...................      432,326               --               --
   Acquisition related expenses...................     (171,680)              --               --
   Organizational costs...........................           --               --          (22,665)
                                                   ------------     ------------     ------------
       Net cash used in investing activities......     (549,517)        (765,418)        (449,505)
                                                   ------------     ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of common stock.......................        7,010        6,611,051           55,888
   Principal payments on capital leases...........      (26,996)         (61,425)         (68,364)
   Purchase of treasury stock.....................      (11,568)              --               --
   Payments of preferred dividends................      (13,380)         (41,540)         (53,520)
                                                   ------------     ------------     ------------
       Net cash (used in) provided by
        financing activities......................      (44,934)       6,508,086          (65,996)
                                                   ------------     ------------     ------------
       Net increase in cash and cash equivalents..    3,137,345        9,973,741          890,538

CASH AND CASH EQUIVALENTS,
beginning of year.................................   12,680,153        2,706,412        1,815,874
                                                   ------------     ------------     ------------

CASH AND CASH EQUIVALENTS,
end of year....................................... $ 15,817,498     $ 12,680,153     $  2,706,412
                                                   ============     ============     ============

SUPPLEMENTAL DISCLOSURE OF NONCASH
INVESTING AND FINANCING ACTIVITIES:
   Capital lease obligation incurred.............. $         --     $         --     $      9,209
                                                   ============     ============     ============

  The accompanying notes to consolidated financial statements are an integral part of these statements.

First Commonwealth, Inc. and Subsidiaries
--------------------------------------------------------------------------------
RECONCILIATIONS OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
--------------------------------------------------------------------------------
For the years ended December 31, 1996, 1995 and 1994

                                                               1996            1995            1994
                                                               ----            ----            ----
Net income.........................................     $ 2,731,546      $2,003,522      $1,348,067
Adjustments to reconcile net income to net cash
provided by operating activities--
   Depreciation and amortization...................         648,247         411,927         320,458
   Loss on sale of equipment.......................              --          60,420              --
   (Increase) decrease in assets--
       Accounts receivable, net....................      (1,109,339)       (187,929)       (432,964)
       Other receivables...........................        (149,728)        (19,523)         31,730
       Deposit under reinsurance agreement.........        (265,042)       (431,522)             --
       Prepaid expenses............................         881,526        (187,719)       (288,386)
       Deferred tax asset..........................        (154,000)       (446,410)       (101,913)
       Income taxes receivable.....................              --          73,249         (92,249)
       Restricted cash equivalents and
       government securities.......................        (373,158)       (436,107)        (97,087)
       Deposits and other..........................         (59,854)          8,771          (4,000)
   Increase (decrease) in current liabilities--
       Accounts payable--trade.....................         (26,349)        215,602          61,011
       Accounts payable--dental service providers..         (67,676)        106,003          67,742
       Claims liability............................         321,988         869,967         161,752
       Accrued payroll and related costs...........         (78,972)        254,486         135,512
       Other accrued expenses......................         (91,022)        491,512          82,737
       Deferred subscriber revenue.................       1,186,160       1,002,910         400,326
       Payable under reinsurance agreement.........         238,535         389,254              --
       Income taxes payable........................          56,934              --        (203,715)
   Increase in long-term liabilities--
       Long-term deferred tax liability............          42,000          52,660          17,018
                                                        -----------      ----------      ----------
Net cash provided by operating
activities.........................................     $ 3,731,796      $4,231,073      $1,406,039
                                                        ===========      ==========      ==========


 The accompanying notes to consolidated financial statements are an integral part of these statements.

First Commonwealth, Inc. and Subsidiaries
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
For the years ended December 31, 1996, 1995 and 1994


1. ORGANIZATION
-------------------------------------
The accompanying consolidated financial statements include the accounts of First Commonwealth, Inc. ("FC Inc."), First Commonwealth of Illinois, Inc. ("FCI"), First Commonwealth Limited Health Services Corporation ("LHSC"), First Commonwealth Health Services Corporation ("HSC"), First Commonwealth Reinsurance Company ("FCRC"), First Commonwealth Limited Health Service Corporation ("LHSCWI"), Smileage Dental Services, Inc. ("SDS") and Champion Dental Services, Inc. ("CDS"). These companies are collectively referred to hereinafter as "the Company."

As discussed in Note 15, FC Inc. completed the acquisitions of SDS on July
18, 1996, and CDS on December 31, 1996. Included in the consolidated statement of income for the year ended December 31, 1996, are the results of SDS since its acquisition. CDS's balance sheet is also included in the accompanying consolidated balance sheet as of December 31, 1996.

The Company is a provider of managed dental benefits in the upper Midwest, including the metropolitan areas of Chicago, Milwaukee, Detroit and Indianapolis, and with the acquisition of CDS, St. Louis. The Company provides dental care coverage and/or arranges for dental care services to be provided to its subscribers primarily on a prepaid basis. The Company also provides indemnity/Preferred Provider Organization dental coverage and administrative claim services.

FC Inc. operates as an Illinois licensed Third Party Administrator ("TPA"). As a TPA, FC Inc. provides administrative and marketing services to FCI, LHSC and HSC pursuant to management agreements. It also provides claim processing services for self-funded employers.

FCI is an Illinois corporation and is a wholly owned subsidiary of FC Inc.
FCI operates as a Preferred Provider Administrator which directly contracts with general dentists and specialists. These provider arrangements are made available to LHSC, LHSCWI and HSC, as well as health maintenance organizations and self-funded employers. In making these provider arrangements available, FCI does not undertake any underwriting risk.

LHSC is an Illinois for-profit corporation and is a wholly owned subsidiary of FC Inc. LHSC is licensed under the Illinois Limited Health Service Organization Act ("LHSO Act"). LHSC is also licensed by the Indiana Department of Insurance as a Limited Service Health Maintenance Organization. LHSC has entered into a Provider Agreement with FCI whereby FCI arranges for dental care services to LHSC's subscribers through FCI's network of private practice dentists. Consistent with its authority under the LHSO Act, LHSC also provides reimbursement for covered dental care provided outside of this network. In providing such services, LHSC undertakes underwriting risk. The LHSO Act requires, among other provisions, that LHSC meet certain net worth and deposit requirements discussed in Note 4. It is management's opinion that LHSC was in compliance with these provisions as of December 31, 1996, 1995 and 1994.

HSC is an affiliated Illinois corporation, licensed under the Voluntary
Health Services Plans Act (the "VHSP Act"). In accordance with the VHSP Act, HSC is operated and conducted not for profit and is also governed by the provisions of the General Not for Profit Corporation Act. HSC was initially capitalized by FC Inc. through the purchase of a subordinated note. That note and accrued interest thereon (both of which are eliminated in consolidation) may be repaid, in whole or in part, only from HSC's earned surplus, subject to the written approval of the Director of the Illinois Department of Insurance. Certain officers and trustees of HSC are common to the officers and directors of the Company. Consistent with its authority under the VHSP Act, HSC provides reimbursement to its members for covered dental care. The VHSP Act requires, among other provisions, that HSC not expend more than 20% of its annual subscriber revenue for administrative costs and 10% for marketing costs. It is management's opinion that HSC was in compliance with these provisions as of December 31, 1996, 1995 and 1994.

FCRC was incorporated in Arizona during 1994 and is a wholly owned subsidiary of FC Inc. It is licensed by the Arizona Department of Insurance as a domestic life and disability reinsurer. FCRC began reinsurance activity during 1995. All of FCRC's reinsurance activity relates to LHSC's indemnity insurance policies.

LHSCWI was incorporated in Wisconsin in 1996 and is a wholly owned subsidiary of FC Inc. LHSCWI is licensed to operate as a Limited Service Health Organization under Chapter 611 of the Wisconsin insurance statutes ("the Statutes") and is registered with the Office of the Commissioner of Insurance of Wisconsin. The Wisconsin insurance statutes

First Commonwealth, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--continued
--------------------------------------------------------------------------------
For the years ended December 31, 1996, 1995 and 1994

require, among other provisions, that LHSCWI meet certain net worth and deposit requirements discussed in Note 4. It is management's opinion that LHSCWI was in compliance with these provisions as of December 31, 1996.

SDS, a wholly owned subsidiary of FC Inc., is a Wisconsin based dental HMO administrator.

CDS is a Missouri corporation and is a wholly owned subsidiary of FC Inc. CDS is a St. Louis, Missouri based prepaid dental plan corporation organized under Section 379.900RSMo.

2. SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES
--------------------------------------------------------------------------------
Principles of Consolidation
The accompanying financial statements include all the accounts of the Company. All material intercompany transactions and balances have been eliminated in consolidation.

HSC, a not-for-profit company managed by FC Inc., has been included in the accompanying consolidated financial statements. HSC's financial position and results of operations are not material to the Company's financial statements.

Cash and Cash Equivalents
For purposes of these statements, the Company considers all cash and short-term investments with original maturities of less than 90 days to be cash and cash equivalents.

Accounts Receivable and Deferred Subscriber Revenue
The Company invoices most of its subscriber groups prior to the month in which the groups' members will be entitled to service. The Company records these invoices as accounts receivable on the date the invoices are sent and also records as deferred subscriber revenue those amounts either invoiced or received in advance of the period of service.

Revenue Recognition
Subscriber revenue collected for dental care is recognized as revenue in the period in which the member is entitled to service. Related costs for dental care are expensed in the period the Company is obligated to provide such service.

Prepaid Expenses
The Company pays its providers to render covered dental care to eligible enrolled subscribers and dependents. Payment is typically made during the month prior to the month in which the subscribers and dependents become eligible for coverage. This payment is recorded as a prepaid expense at December 31, 1995 and 1994.

Property and Equipment
Depreciation is calculated using the straight-line method over the assets' estimated useful lives which are as follows:

Leasehold improvements    5 years or life of lease
Furniture                10 years
Office equipment          5 years
Computer equipment
and software              3 years
Property and equipment consist of the following:

                                 December 31
                                 -----------
                        1996        1995        1994
                        ----        ----        ----
Leasehold
improvements         $  422,231  $  349,658  $  239,446
Furniture               780,967     562,400     444,551
Office equipment        513,566     442,668     265,061
Computer
equipment
and software          1,631,065   1,110,056     967,560
                     ----------  ----------  ----------
Total property
and equipment        $3,347,829  $2,464,782  $1,916,618
                     ==========  ==========  ==========

Goodwill
The excess of cost over fair value of net assets acquired resulting from the SDS and CDS acquisitions, accounted for using the purchase method, is being amortized using the straight-line method over 40 years.

Accounts Payable-Dental Service Providers
The Company records payables to dental service providers for certain services not included in the monthly prepayment to such providers discussed above.

Other Current Liabilites
Other current liabilites at December 31, 1996, represents the Company's liability relating to its acquisition of CDS. This amount was paid on January 2, 1997.

Claims Liability
The Company provides indemnity dental coverage for certain customers and records a liability for

First Commonwealth, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--continued
--------------------------------------------------------------------------------
For the years ended December 31, 1996, 1995 and 1994

incurred but not reported and unpaid claims related to this coverage. Generally, this liability is estimated based on the age of existing claims and the Company's historical lag with respect to the reporting and payment of such claims. Changes in these estimates are reflected in results of operations in the period in which such changes occur.

Reinsurance Activity
Effective January 1, 1995, LHSC entered into an agreement with a third party insurer ("Insurer") whereby LHSC ceded certain losses on indemnity insurance policies to the Insurer. Concurrent with the execution of this agreement, Insurer entered into an agreement with FCRC whereby Insurer ceded certain losses related to LHSC policies to FCRC. The Company has effectively retained all insurance risk on these LHSC losses ceded to Insurer. Accordingly, LHSC accounts for net payments to Insurer as deposits and records a claims liability for all incurred and unpaid losses on such policies. FCRC records a payable to Insurer for amounts Insurer has deposited with FCRC. The Company does not recognize any revenue from these reinsurance arrangements.

Earnings Per Share
Earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period plus (1) the number of shares of common stock into which the Series B Preferred Stock were converted upon the occurrence of the initial public offering for periods solely prior to the initial public offering; (2) the dilutive effect of stock options; and (3) the dilutive effect of all shares issued and shares subject to options granted at prices below the public offering price of $15 per share within one year prior to the initial filing date of the registration statement for the initial public offering.

3.USE OF ESTIMATES AND ASSUMPTIONS
----------------------------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4.REGULATORY REQUIREMENTS AND
RESTRICTED FUNDS
----------------------------------------
The State of Illinois statutes and related regulations of the llinois Department of Insurance require LHSC, which is licensed under the LHSO Act, to maintain a minimum net worth of $500,000 at December 31, 1996, 1995 and 1994. LHSC maintains a deposit with the State of $200,000 in accordance with the State of Illinois requirements.

The State of Indiana statutes and related regulations of the Indiana Department of Insurance require LHSC, which is licensed as a Limited Service Health Maintenance Organization, to maintain a $50,000 deposit with the State.

The State of Arizona statutes and related regulations of the Arizona
Department of Insurance require FCRC, which is licensed as a domestic life and disability reinsurer, to maintain a minimum of $100,000 deposited in trust with the State and a minimum surplus of $25,000. FCRC is required to maintain a trust account equal to the amount of claims payable on all insurance ceded. Prior to January 1, 1995, there was no reinsurance activity. At December 31, 1996 and 1995, balances of $705,867 and $450,374, respectively, were required in the trust account.

The State of Illinois statutes and related regulations of the Illinois Department of Insurance require HSC, which is licensed under the VHSP Act, to maintain a contingency reserve in contributed capital of $15,674 at December 31, 1996, and $11,939 at December 31, 1995 and 1994.

The State of Wisconsin insurance statutes require, among other provisions, that LHSCWI maintain a minimum capital of $100,000, applies a ten percent compulsory surplus factor to Point of Service (POS) premium, and limits POS business to ten percent of total premium volume. LHSCWI has a certificate of deposit for $102,682 at a Wisconsin bank and did not have any POS business in 1996.

The State of Missouri statutes and related regulations of the Missouri Department of Insurance require CDS, which is licensed as a Prepaid Dental Plan Corporation, to maintain a $50,000 deposit with the State and to maintain a maximum net worth of $150,000.

It is management's opinion that the Company was in compliance with these provisions at December 31, 1996, 1995 and 1994.

Interest income earned on restricted funds is included in interest income, net in the consolidated statements of income.

First Commonwealth, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--continued
--------------------------------------------------------------------------------
For the years ended December 31, 1996, 1995 and 1994

5. CLAIMS LIABILITY
--------------------------------------------------------------------------------
The Company's claims liability, claims incurred and payments related to indemnity policies for the years ended December 31, 1996, 1995 and 1994, are as follows:

                                    December 31
                                    -----------
                           1996           1995           1994
                           ----           ----           ----
Claims liability,
beginning of year   $ 1,257,681     $  387,714    $   225,962

Add--
Claims incurred       8,341,669      5,451,936      1,361,455

Less--
Claims payments-
Current year         (7,274,355)    (4,421,539)    (1,101,082)

Prior years            (745,326)      (160,430)       (98,621)
                    -----------     -----------   -----------
Claims liability,
end of year         $ 1,579,669     $ 1,257,681   $   387,714
                    ===========     ===========   ===========


6. Lease Obligations
--------------------------------------------------------------------------------
The Company leases office space and various office equipment. The office space lease is accounted for as an operating lease while the leases of the office equipment are classified and accounted for as capital leases. The capital lease assets are included in property and equipment in the consolidated balance sheets. Rental costs under the operating lease agreements approximated $486,000, $350,000 and $293,000 for the years ended December 31, 1996, 1995 and
1994, respectively.

The Company's capital leases expired in 1996. Minimum future obligations under operating leases in effect at December 31, 1996 are:

Years ending December 31--

        1997                    $  322,013

        1998                       322,409

        1999                       310,796

        2000 and thereafter         47,138
                                ----------

            Total               $1,012,356
                                ==========


7. Income Taxes
--------------------------------------------------------------------------------
The current and deferred components of the provision for taxes are as follows:
                                   December 31
                                   -----------
                            1996         1995          1994
                            ----         ----          ----
Current               $1,962,000   $1,706,000    $1,093,895

Deferred                 (98,000)    (370,000)      (84,895)
                      ----------   ----------    ----------
Total tax provision   $1,864,000   $1,336,000    $1,009,000
                      ==========   ==========    ==========

A reconciliation of the effective tax rate from statutory U.S. federal income tax rate of 34% for 1996, 1995 and 1994, is as follows:

                     1996    1995    1994
                     ----    ----    ----
Statutory rate         34%     34%     34%

State tax, net of
federal benefit         5       5       5

Goodwill and other
permanent items         2       1       4
                       --      --      --

Effective tax rate     41%     40%     43%
                       ==      ==      ==

As of December 31, 1996, 1995 and 1994, total net current deferred tax assets were $869,000, $665,000 and $218,590, respectively, and total net noncurrent deferred tax liabilities were $167,157, $125,157 and $72,497, respectively. The temporary differences that give rise to deferred tax assets and liabilities are as follows:
                                 December 31
                                 -----------
                           1995       1994       1994
                           ----       ----       ----
Claims liability      $ 616,100  $ 490,500   $154,116

Allowance for
doubtful accounts       112,900     54,400     46,421

Vacation accrual         54,700     39,500     28,583
Miscellaneous            85,300     80,600    (10,530)
                      ---------  ---------   --------
   Total current
   tax asset            869,000    665,000    218,590
                      ---------  ---------   --------
Accumulated
depreciation           (167,157)  (125,157)   (72,497)
                      ---------  ---------   --------
   Total noncurrent
   tax liability       (167,157)  (125,157)   (72,497)
                      ---------  ---------   --------
   Total              $ 701,843  $ 539,843   $146,093
                      =========  =========   ========


8. Sources of Revenue (Unaudited)
--------------------------------------------------------------------------------
The following table shows the percentage of revenue attributable to each type of product offered:

                      1996    1995      1994
                      ----    ----      ----
Managed care            74%     77%       89%
Indemnity/PPO           24      21         8
Fee income               2       2         3
                       ---     ---       ---
        Total          100%    100%      100%
                       ===     ===       ===


9. Significant Customers
--------------------------------------------------------------------------------
There are no customers that accounted for a significant amount of the Company's subscriber revenue in the years ended December 31, 1996 and 1995. In 1994, one customer accounted for approximately 11% of the Company's subscriber revenue.

First Commonwealth, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--continued
--------------------------------------------------------------------------------
For the years ended December 31, 1996, 1995 and 1994


10. Line of Credit
--------------------------------------------------------------------------------
The Company entered into an unsecured line of credit agreement (the "Credit Agreement") with a Chicago bank in September of 1991, which to date has not been utilized. Under this Credit Agreement, the Company may borrow up to $500,000 at the prime rate of interest. The credit facility is subject to annual one-year extensions with the consent of the bank.

11. Preferred Stock
--------------------------------------------------------------------------------
During 1995, the Board of Directors and stockholders of the Company approved an amendment and restatement of its Restated Certificate of Incorporation to, among other things, authorize 1,000,000 shares of preferred stock, $.001 par value, which may be issued from time to time in one or more series with such rights, preferences and qualifications as the Company's Board of Directors may determine. The Board of Directors has designated 150,000 shares of the preferred stock as Series A Junior Participating Preferred Stock. There are no shares issued or outstanding of the Series A Junior Participating Preferred Stock.

6% Series B Preferred Stock
Concurrent with the closing of the initial public offering discussed in Note 12, each share of 6% Series B Preferred Stock ("Series B Stock") was converted into 2,000 shares of common stock in accordance with the conversion features discussed below. Following the offering, no shares of Series B Stock were issued or authorized for issuance. While outstanding, the Series B Stock had voting rights equal to the number of common shares into which such shares could be converted. The Series B Stockholders were able to elect two of six directors. Certain rights associated with Series B Stock were as follows:

Dividends Rights
The Series B Stock was entitled to receive a $60 per share annual cumulative dividend out of funds legally available for payment of dividends, as declared by the Board. The Company paid cash dividends on Series B Stock of $49,060 and $53,520 for the years ended December 31, 1995 and 1994, respectively. As of December 31, 1995 and 1994, accrued cumulative dividends for Series B Stock totaled $13,380 and $5,860, respectively.

Conversion Features
Each share of Series B Stock was convertible, at the option of the holder, into 2,000 shares of common stock. Additionally, each share of Series B Stock was automatically converted into 2,000 shares of common stock upon the closing of a public offering in which the aggregate offering price exceeds $10,000,000 and the offering price per share equals or exceeds $3.50.

12. Common Stock
--------------------------------------------------------------------------------
In November, 1995, the Company completed an initial public offering of 530,000 shares of its common stock at $15 per share. As discussed in Note 11, concurrent with the initial public offering, each share of Series B Stock was converted into 2,000 shares of common stock.

The holder of each share of common stock is entitled to one vote on each matter submitted to a vote to the stockholders of the Company.

The Company has two incentive plans, a 1987 Statutory-Nonstatutory Stock
Option Plan ("1987 Plan") and a 1995 Long-Term Incentive Plan ("1995 Plan"), which were approved by the Board of Directors and stockholders. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's two stock option plans been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net earnings (in thousands) and earnings per share would have been reduced to the pro forma amounts of $2,645 and $0.73 in 1996 and $1,987 and $0.66 in 1995.

The weighted average grant-date fair values of options granted in 1996 and 1995 were $12.25 and $8.14, respectively. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for options issued in 1996 and 1995, respectively: risk-free interest rates of 5.8 and 6.5 percent; expected lives of 7 years; expected volatility of 42 percent; and no expected dividends.

Under the 1987 Plan, the Company can award up to 250,000 options to key employees, granted at a price equal to the fair market value at the date of the grant as determined by the Board of Directors or the Stock Option Compensation Committee, and vesting

First Commonwealth, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--continued
--------------------------------------------------------------------------------
For the years ended December 31, 1996, 1995 and 1994

ratably over a period of two to four years from the date of the grant. The Company had granted 248,125, 248,125 and 240,250 total options as of December 31, 1996, 1995 and 1994, respectively, to key employees and directors at option prices ranging from $.50 to $15.00 per share. Of the total options granted, 148,950, 134,959 and 113,896 had vested and were exercisable as of December 31, 1996, 1995 and 1994, respectively, and 60,675, 51,375 and 49,000, of the total options, granted and vested had been exercised as of December 31, 1996, 1995 and 1994, respectively.

In connection with the initial public offering, the Company adopted the 1995 Long-Term Incentive Plan (the "1995 Plan"). Under the 1995 Plan, the Company may grant incentive stock options or nonqualified stock options. The 1995 Plan also provides for the grant of stock appreciation rights, bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares. A total of 150,000 shares of common stock have been reserved for issuance under the 1995 Plan.

Under the 1995 Plan, options are granted at a price equal to the fair market value at the date of the grant as determined by the Board of Directors and vest ratably over a period of one to four years from the date of the grant. As of December 31, 1996 and 1995, the Company had granted 105,500 and 39,000, respectively, total options to key employees and directors at option prices ranging from $15.00 to $28.625 per share. Of the total options granted, 11,000 and none, had vested and were exercisable as of December 31, 1996 and 1995, respectively. In addition, 42,000 options were rescinded as of December 31, 1996, and in 1995, in connection with the initial public offering, stock bonus awards totaling 1,865 shares of common stock were granted to non-officer employees.

A summary of the status of the Company's two stock option plans at December 31, 1996 and 1995 and changes during the years then ended is presented in the table below.

Of the 289,950 total options outstanding at December 31, 1996, 177,450 have option prices between $.50 and $1.70, with a weighted average option price of $1.34 and a weighted average remaining contractual life of 6 years. 146,450 of these options are exercisable at December 31, 1996, with a weighted average option price of $1.27.

Of the total options outstanding at December 31, 1996, 90,500 have option prices between $15.00 and $18.75, with a weighted average option price of $16.76 and a weighted average remaining contractual life of 9 years. 13,500 of these options are exercisable at December 31, 1996, with a weighted average option price of $15.00.

The remaining 22,000 of the options outstanding at December 31, 1996 have option prices between $23.875 and $28.625, with a weighted average option price of $24.42 and a weighted average remaining contractual life of 10 years. None of these options are exercisable at December 31, 1996.

During 1995, the Board of Directors adopted a stockholders rights plan. Under the stockholders rights plan, each share of common stock will have associated with it one preferred share purchase right (a "Right"). Under certain circumstances, each Right would entitle the holders thereof to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock for a price of $40 per one one-hundredth of a share. The Rights are not presently exercisable and are transferable only with the related shares of common stock.

                                           1996                    1995
                                           ----                    ----
                                                Wtd. Avg.              Wtd. Avg.
                                    Shares     Opt. Price    Shares   Opt. Price
                                    -------    ----------    -------  ----------
Outstanding at beg. year.........   235,750      $ 4.15      191,250    $ 1.31

Granted..........................   105,500       22.06       49,000     15.00

Exercised........................    (9,300)       0.75       (2,375)     1.15

Forfeited........................    (2,000)      21.81       (2,125)     1.49

Cancelled........................   (40,000)      24.12            -         -
                                    -------                  -------

Outstanding at end of year.......   289,950        7.90      235,750      4.15
                                    =======                  =======

Exercisable at end of year.......   159,950        2.43      134,959      1.19
                                    -------                  -------


First Commonwealth, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-continued
--------------------------------------------------------------------------------
For the years ended December 31, 1996, 1995 and 1994


The Rights would become exercisable at the specified exercise price upon the occurrence of certain events, including the acquisition of 15% or more of the Company's common stock by a person or group, as defined. The Rights may be redeemed, as a whole, at a redemption price of $.01 per Right, subject to adjustment, at the direction of the Board of Directors, at any time prior to the occurrence of certain events. In addition, in certain circumstances, the Board of Directors may direct the exchange of shares of common stock (or preferred shares) for all or any part of the Rights at the exchange rate of one share of common stock (or one one-hundredth of a preferred share) per Right, subject to adjustment.

13. QUARTERLY FINANCIAL DATA
(UNAUDITED)
--------------------------------------------------------------------------------

(in thousands, except per share data)
                                                    Quarter
                                                    -------
                                      First     Second     Third    Fourth
                                      -----     ------     -----    ------
1996
----
Subscriber revenue                   $9,728    $10,019   $11,786   $12,521

Gross margin                          3,699      3,799     4,220     4,460

Net income                              669        698       667       697

Earnings per common share               .19        .20       .18       .19

1995
----
Subscriber revenue                   $7,934    $ 8,204   $ 8,528   $ 8,649

Gross margin                          3,100      3,197     3,291     3,441

Net income                              501        532       513       458

Earnings per common share               .18        .19       .18       .14

1994
----
Subscriber revenue                   $5,172    $ 5,385   $ 5,679   $ 5,841

Gross margin                          2,307      2,361     2,526     2,562

Net income                              347        343       383       275

Earnings per common share               .12        .12       .13       .10


14. RETIREMENT PLAN
--------------------------------------------------------------------------------
The Company has a 401(k) salary deferral plan in which all employees of the Company who have completed at least six months of service are eligible to participate. Under the plan, the Company provides a matching contribution of $.50 for every dollar an employee invests in the plan up to an annual maximum of 2% of the employee's compensation for the year. The Company may make additional discretionary contributions to the plan. The Company incurred
401(k) contributions expense of $58,937, $44,427 and $37,630 during the years ended December 31, 1996, 1995 and 1994, respectively.

15. BUSINESS COMBINATIONS
--------------------------------------------------------------------------------
Effective July 18, 1996, the Company completed the acquisition of SDS and an associated reinsurance transaction, for an aggregate purchase price (including transaction costs) of $5.6 million. The acquisition was financed through the issuance of 231,399 shares of the Company's common stock. The acquisition resulted in the excess of cost over fair value of net assets acquired of approximately $5.6 million.

Effective December 31, 1996, the Company completed the acquisition of CDS for an aggregate purchase price (including transaction costs) of $5.6 million. The acquisition was financed through proceeds from the Company's initial public offering and was paid in cash on January 2, 1997. The acquisition resulted in the excess of cost over fair value of net assets acquired of approximately $4.9 million.

The acquisitions of SDS and CDS were accounted for using the purchase method of accounting with SDS's results of operations included in the accompanying consolidated statement of income for the year ended December 31, 1996 from the effective date of the acquisition.

Unaudited pro forma combined results of operations of the Company for the years ended December 31, 1996 and 1995 for the acquisitions are as follows:
Revenue (in thousands) for the years ended December 31, 1996 and 1995 would be $50,860 and $42,058, respectively; Net Income (in thousands) for the years ended December 31, 1996 and 1995 would be $2,856 and $2,444, respectively; and Net Income per share for the years ended December 31, 1996 and 1995 would be $0.77 and $0.66, respectively. This pro forma information has been prepared assuming the acquisition of SDS and CDS and the Company's initial public offering had occurred as of January 1, 1995.

First Commonwealth, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--Continued
--------------------------------------------------------------------------------
For the years ended December 31, 1996, 1995 and 1994


The pro forma results include the historical accounts of the Company and the historical accounts of the acquired businesses and pro forma adjustments including the amortization of the excess purchase price over the fair value of the net assets acquired, the reduction of salaries and expenses which will not be incurred on an ongoing basis, and the applicable income tax effects of these adjustments. The pro forma results of operations are not necessarily indicative of actual results which may have occurred had the operations of the acquired company been combined in prior periods.

OFFICERS AND DIRECTORS
--------------------------------------------------------------------------------

Officers

Christopher C. Multhauf
        Chairman and Chief Executive Officer

David W. Mulligan
        President and Chief Operating Officer, Secretary

Gregory D. Stobbe
        Senior Vice President, Operations

Mark R. Lundberg
        Vice President, Sales

Scott B. Sanders
        Chief Financial Officer and Treasurer,
        Assistant Secretary

Directors

Christopher C. Multhauf
        Chairman and Chief Executive Officer

David W. Mulligan
        President and Chief Operating Officer, Secretary

Richard M. Burdge, Sr.
        Executive Vice President-Retired,
        CIGNA Corporation

William J. McBride
        President-Retired
        Value Health, Inc.,
        a managed healthcare company

Jackson W. Smart, Jr.
        Chairman and Chief Executive Officer,
        MSP Communications, Inc., a radio
        broadcasting company

Related Stockholder Matters and Market for the Company's Common Stock for the Company's Common Stock

Form 10-K
A copy of the Form 10-K, which is filed with the Securities and Exchange Commission, will be sent free to any shareholder upon written request. Write to:
        Mr. Scott B. Sanders
        Chief Financial Officer, Assistant Secretary
        444 N. Wells Street,  Suite 600
        Chicago, IL  60610

Transfer Agent & Registrar
        First Chicago Trust Co. of New York

Analyst Contacts
Security analyst inquiries are welcomed. Please call:
        Mr. Scott B. Sanders
        Chief Financial Officer
        (312) 644-1800

Annual Meeting
        April 30, 1997
        Chicago, Illinois

Dividend Policy

The Company has never paid cash dividends on its Common Stock. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Any payment of cash dividends in the future will depend upon the financial condition, capital requirements and earnings of the Company, limitations on dividend payments by subsidiaries of the Company under applicable state laws requiring the maintenance of specified levels of capital and surplus and such other factors as the Board of Directors may deem relevant.

Stock Trading and Common Stock Prices
The Company's Common Stock is traded on the NASDAQ National Market under the symbol FCWI. At February 28, 1997, there were 146 registered shareholders.

The following table sets forth the high and low closing prices by quarter for 1996.

Quarter ending          High     Low
--------------          ----     ---
March 31                $27.00  $24.00
June 30                 $29.00  $24.25
September 30            $29.00  $20.75
December 31             $24.50  $16.50