Form 10-K, Exhibit 13
period 1997-12-31
FIRST COMMONWEALTH INC
filed 1998-03-30
CIK 1001493

                                                                      EXHIBIT 13



                      1997 ANNUAL REPORT TO STOCKHOLDERS



NOTE: Attached hereto are the incorporated pages from the Company's 1997 Annual
                            Report to Stockholders.




FINANCIAL AND OTHER INFORMATION SECTION
--------------------------------------------------------------------------------
Selected Consolidated Financial and Operating Data              18

--------------------------------------------------------------------------------

Management's Discussion and Analysis of Results
of Operations and Financial Condition                           20

--------------------------------------------------------------------------------

Report of Independent Public Accountants                        25

--------------------------------------------------------------------------------

Financial Statements                                            26

--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements                      32

--------------------------------------------------------------------------------

Officers and Directors                                          43

--------------------------------------------------------------------------------

Related Stockholder Matters and
Market for the Company's Common Stock                           44

--------------------------------------------------------------------------------

First Commonwealth, Inc.
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
--------------------------------------------------------------------------------

The selected consolidated statement of income data and balance sheet data as of, and for, the years ended December 31, 1997, 1996 and 1995 are derived from, and are qualified by reference to, the consolidated financial statements of the Company audited by Arthur Andersen LLP, independent public accountants, appearing elsewhere in this Annual Report. The selected consolidated statement of income data and balance sheet data as of, and for, the years ended December 31, 1994 and 1993 are derived from audited financial statements of the Company not included herein. The selected consolidated financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's consolidated financial statements and related notes appearing elsewhere in this Annual Report. The selected operating data has been derived from the accounting records of the Company and has not been audited.

                                                                                              Year Ended December 31,
                                                                                              -----------------------
                                                                                  1997       1996(3)     1995      1994      1993
                                                                                  ----       ------      ----      ----      ----
                                                                        (in thousands, except for per share and operating data)
Consolidated Statement of Income Data:
Subscriber revenue.........................................................    $ 56,594     $ 44,099  $ 33,315  $ 22,077   $ 17,337
Benefit coverage expenses..................................................      37,932       27,873    20,286    12,321      9,429
                                                                               --------     --------  --------  --------   --------
Gross margin...............................................................      18,662       16,226    13,029     9,756      7,908
Selling, general and administrative expense................................      13,550       12,273     9,883     7,458      6,263
                                                                               --------     --------  --------  --------   --------
Operating income...........................................................       5,112        3,953     3,146     2,298      1,645
Interest income, net.......................................................         495          642       194        59         32
                                                                               --------     --------  --------  --------   --------
Income before income taxes.................................................       5,607        4,595     3,340     2,357      1,677
Provision for income taxes.................................................       2,284        1,864     1,336     1,009        672
                                                                               --------     --------  --------  --------   --------
Net income.................................................................    $  3,323     $  2,731  $  2,004  $  1,348   $  1,005
                                                                               ========     ========  ========  ========   ========
Basic earnings per share (1)...............................................    $   0.92     $   0.79  $   0.69  $   0.48   $   0.36
                                                                               ========     ========  ========  ========   ========
Diluted earnings per share (1).............................................    $   0.89     $   0.76  $   0.67  $   0.47   $   0.36
                                                                               ========     ========  ========  ========   ========
Selected Operating Data:
Members at end of period:
Managed Care...............................................................     450,400      341,600   265,800   215,700    181,800
Indemnity/PPO..............................................................      65,300       56,200    36,700    11,600     11,300
Fee Income.................................................................      76,600       34,000     6,100    NC (2)      NC(2)
                                                                               --------     --------  --------  --------   --------
   Total Members...........................................................     592,300      431,800   308,600   227,300    193,100
                                                                               ========     ========  ========  ========   ========

                         See notes on following page.

First Commonwealth, Inc.
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA--continued

------------------------------------------------------------------------------------------------------------------

                                                                         Year Ended December 31,
                                                                         ----------------------
                                                               1997    1996(3)      1995     1994     1993
                                                               ----    ------       ----     ----     ----
                                                         (in thousands, except for per share and operating data)
Consolidated Balance Sheet Data (at end of period):
Total current assets.......................................   $16,554  $21,023     $16,889   $5,716   $3,941
Total assets...............................................    31,896   34,454      19,111    7,217    5,203
Total current liabilities..................................     8,325   14,331       7,280    3,977    3,276
Total liabilities..........................................     8,573   14,498       7,405    4,077    3,414
Preferred stock............................................        --       --          --      892      892
Stockholders' equity.......................................    23,323   19,956      11,706    2,248      898


(1) Earnings per share reflects the conversion of all outstanding shares of Series B Preferred Stock upon the consummation of initial public offering in November 1995. See Note 2 of the Notes to Consolidated Financial Statements.

(2)  1994 and 1993 members are not comparable.

(3) Reflects results of the acquisition of Smileage Dental Services, Inc. from July 18, 1996. Balance sheet data (but not income or operating data) as of December 31, 1996 includes amounts relating to Champion Dental Services, Inc., which was acquired as of December 31, 1996.

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

Overview
--------------------------------------------------------------------------------
The Company began operations in the Chicago area in 1988 and has grown to be a leading provider of managed dental benefits in the upper Midwest, including the metropolitan areas of Chicago, Milwaukee, St. Louis, Detroit and Indianapolis. As of December 31, 1997, the Company had 450,400 members in its managed care plans, 65,300 members in its fully insured indemnity/PPO plans, and 76,600 members eligible to access the Company's PPO network and covered under its administrative services only ("ASO") arrangements. In 1992, the Company began marketing indemnity plans as part of its Managed Choice/SM/ products. Since the introduction of Managed Choice/SM/ products in 1992, the Company has experienced significant enrollment growth in this product line, particularly among large employers. In January 1996, the Company introduced its new PPO product (Managed Choice/SM/ Triple Option), which integrates a managed component, the PPO option, into the Company's indemnity plans. The Indemnity/PPO revenue line includes revenue from both indemnity business that includes the PPO component as well as indemnity business that does not include the PPO component. The PPO component was available to approximately 19% of the Company's Indemnity/PPO members as of December 31, 1997. The Company's Managed Choice/SM/ products enable the Company to completely replace an employer's existing indemnity plan with the Company's combined managed care and indemnity/PPO plan.

Acquisitions
--------------------------------------------------------------------------------
Effective July 18, 1996, the Company completed the acquisition of Smileage Dental Services, Inc. ("Smileage"), a Wisconsin-based dental HMO administrator, which provided services to approximately 50,000 members, and an associated reinsurance transaction, for an aggregate purchase price (including transaction costs) of $5.6 million. The acquisition was financed through the issuance of the Company's common stock.

Effective December 31, 1996, the Company completed the acquisition of Champion Dental Services, Inc. ("Champion"), a Missouri-based prepaid dental plan, which provided services to approximately 60,000 members, for an aggregate purchase price (including transaction costs) of $5.6 million. The acquisition was financed through proceeds from the Company's initial public offering and was paid in cash on January 2, 1997.

Both acquisitions offer managed care products that are typically at a lower gross margin level than what the Company has experienced in the past.

Revenues
--------------------------------------------------------------------------------
The Company's annual revenues have increased from $33.3 million in 1995 to $56.6 million in 1997. Revenues increased to $56.6 million for 1997 from $44.1 million for 1996. Revenue growth for 1997 has been strong both in dollar and percentage terms, primarily as the result of the addition of new managed care and indemnity/PPO members as well as the full year effect of the acquisition of Smileage in July 1996 and the acquisition of Champion. The Company believes that the rate of revenue growth in its current markets will decline from historical levels primarily as a result of its higher revenue base.

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

The largest source of Company revenue is derived from members enrolled in managed care plans. From 1995 to 1997, the Company's revenue from its managed care products grew from $25.7 million to $43.5 million. This increase is primarily attributable to managed care enrollment growth and, to a lesser degree, a shift toward managed care products with higher benefit and premium levels, as well as the acquisition of Smileage and Champion in 1996. In 1995 and 1997, managed care enrollment accounted for approximately 77% of total revenue.

First Commonwealth, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION--continued
--------------------------------------------------------------------------------

The second largest source of Company revenue is generated from indemnity/PPO plan premiums. From 1995 to 1997, the Company's revenue from its indemnity/PPO products grew from $6.9 million to $12.2 million. For 1997, revenue from indemnity/ PPO enrollment accounted for approximately 22% of total revenue compared to approximately 21% of total revenue in 1995. The Company believes that revenue from indemnity/PPO enrollment will continue to increase in the future.

The third largest source of revenue is fee income which is generated from the Company's PPO network rental program and ASO arrangements. Under the network rental program, PPO network providers offer services according to a reduced fee schedule negotiated by the Company. The Company charges its PPO groups a monthly fee for each member eligible to access under such reduced fee arrangements. The Company does not make any payments to its PPO network providers on behalf of the eligible members access under such reduced fee arrangements. Under the Company's ASO arrangements, the Company provides claims payments and related services for self-insured employers' indemnity plans. Under these arrangements the Company does not assume any of the underwriting risk for the indemnity claims.

Benefit Coverage Expenses
--------------------------------------------------------------------------------
From 1995 to 1997, total benefit coverage expenses increased from $20.3 million to $37.9 million. Between 1995 and 1997, total benefit coverage expenses as a percentage of revenues increased from 60.9% to 67.0% of total revenue. This increase is largely the result of increases in the benefit coverage expenses of the Company's managed care products (primarily associated with the Company's acquisitions) and increases in benefit coverage expenses associated with indemnity/PPO plans.

Gross Margin
--------------------------------------------------------------------------------
From 1995 to 1997, gross margin increased from $13.0 million to $18.7 million. Between 1995 and 1997, gross margin as a percentage of total revenue decreased from 39.1% to 33.0% of total revenue. This change is due to a decline in the gross margin of the Company's managed care products, primarily due to the lower gross margin on the managed care products sold in the Wisconsin and Missouri marketplaces, and the decrease in the gross margin on the Company's indemnity/PPO products in 1997. The Company believes that the decline in gross margin percentage by product line should cease in the near future as a result of price increases passed on to both the indemnity/PPO and managed care clients. Overall gross margin percentages will vary if the mix of the Company's indemnity/PPO and managed care business changes from current levels.

Selling, General and Administrative
--------------------------------------------------------------------------------
Selling, general and administrative ("SG&A") expenses as a percent of revenues declined from 29.7% in 1995 to 23.9% in 1997. The change is primarily the result of economies of scale in meeting the administrative needs of increased enrollment due to the relatively fixed nature of certain SG&A expenses, higher revenues relative to the SG&A expenses associated with indemnity/PPO plans, and cost containment moves by the Company in 1997 to offset the decline in gross margin. This decrease in SG&A expenses as a percentage of revenue from 1995 through 1997 to a large degree offsets the decreases in the gross margin percentage during that period. The Company does not expect SG&A expenses as a percentage of revenue to decline further in the near future.

Year 2000 Issue
--------------------------------------------------------------------------------
The Company is currently in the process of evaluating its information technology infrastructure for Year 2000 compliance and should be substantially completed by the end of 1998. The Company does not expect the cost to modify its information technology infrastructure to be Year 2000 compliant to be material to its financial condition or results of operations. The Company does not currently have any information concerning the Year 2000 compliance status of its customers. In the event that any of the Company's significant customers do not successfully and timely achieve Year 2000 compliance, the Company does not believe that its business or operations would be adversely affected.

First Commonwealth, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION--continued
--------------------------------------------------------------------------------

Results of Operations
--------------------------------------------------------------------------------
The following tables set forth certain information from the Company's consolidated statements of income for the periods indicated. In the opinion of management, these tables have been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this Annual Report and fairly present the results of operations of the Company for the periods covered thereby.


                                            Year Ended December 31,
                                          ---------------------------
                                             1997      1996      1995
                                             ----      ----      ----
                                                (in thousands)
Consolidated Statement of Income Data:
Subscriber revenue
  Managed care.........................   $43,509   $32,807    $25,739
  Indemnity/PPO........................    12,204    10,629      6,893
  Fee income...........................       881       663        683
                                          -------   -------    -------
       Total subscriber
       revenue.........................    56,594    44,099     33,315
                                          -------   -------    -------
Benefit coverage expenses
  Managed care.........................    27,468    19,555     14,835
  Indemnity/PPO........................    10,464     8,318      5,451
  Fee income...........................        --        --         --
                                          -------   -------    -------
       Total benefit
       coverage expenses...............    37,932    27,873     20,286
                                          -------   -------    -------
Gross margin
  Managed care.........................    16,041    13,252     10,904
  Indemnity/PPO........................     1,740     2,311      1,442
  Fee income...........................       881       663        683
                                          -------   -------    -------
       Total gross margin..............   $18,662   $16,226    $13,029
                                          =======   =======    =======


Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

Total subscriber revenue increased by $12.5 million, or 28.3%, to $56.6 million in 1997 from $44.1 million in 1996. Of this increase, $3.3 million, or 26.4%, was attributable to the operations added through the acquisition of Champion. The remaining $9.2 million increase was a 20.9% increase in revenues and was primarily attributable to increased enrollment in the Company's managed care and indemnity/PPO dental plans, as well as a full year effect of the Smileage transaction. Managed care revenue increased $10.7 million over the same period, primarily due to an increase in new members and $3.3 million from Champion. Indemnity/PPO revenue increased $1.6 million to $12.2 million in 1997 from $10.6 million in 1996, primarily as a result of adding new indemnity/PPO plan members.

Total gross margin increased by $2.5 million, or 15.4%, to $18.7 million in 1997 from $16.2 million in 1996. Total gross margin as a percentage of revenue was 33.0% in 1997 as compared to 36.8% in 1996. This percentage decline was the result of the lower gross margin from the Champion and Smileage acquisitions as well as from a decrease in gross margin in the Company's indemnity/PPO plans. Managed care gross margin as a percentage of revenue was 36.9% in 1997 as compared to 40.4% in 1996. This percentage decline was primarily the result of revenue acquired through the two acquisitions which had a combined gross margin percentage of 28.0% as compared with the existing managed care business which had a gross margin percentage of 40.0%. The level of indemnity/PPO gross margin as a percentage of revenue decreased to 14.3% in 1997 from 21.7% in 1996. This decline in indemnity/PPO gross margin was the result of increased expenses in the Company's indemnity/PPO plans, primarily attributable to higher utilization patterns.

First Commonwealth, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION--continued
--------------------------------------------------------------------------------
SG&A expenses increased by $1.3 million, or 10.6%, to $13.6 million for 1997 from $12.3 million in 1996. As a percentage of revenue, SG&A expenses dropped to 23.9% for 1997 from 27.8% for 1996. The change is primarily the result of economies of scale in meeting the administrative needs of increased enrollment due to the relatively fixed nature of certain SG&A expenses, higher revenues relative to the SG&A expenses associated with indemnity/PPO plans, and cost containment moves by the Company in 1997 to offset the decline in gross margin. Included in the SG&A total is $265,000 and $64,000, respectively, for 1997 and 1996, for the amortization of goodwill associated with the acquisitions.

Operating income increased by $1.2 million, or 29.3%, to $5.1 million for 1997 from $3.9 million in 1996. As a percentage of revenue, operating income was 9.0% in 1997 and 1996.

The effective tax rate for 1997 was 40.7% compared to 40.6% for 1996.

Net income increased by $592,000, or 21.9%, to $3.3 million for 1997 from $2.7 million for 1996.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995
--------------------------------------------------------------------------------
Total subscriber revenue increased by $10.8 million, or 32.4%, to $44.1 million in 1996 from $33.3 million in 1995. Of this increase, $3.6 million, or 33.3%, was attributable to the operations added through the acquisition of Smileage and the associated reinsurance transaction. The remaining $7.2 million increase was a 21.6% growth in revenues and was primarily attributable to increased enrollment in the Company's managed care and indemnity/PPO dental plans. Managed care revenue increased $7.1 million over the same period, primarily due to the $3.6 million from Smileage and from an increase in new members. Indemnity/PPO revenue increased $3.7 million to $10.6 million in 1996 from $6.9 million in 1995, primarily as a result of adding new indemnity/PPO plan members.

Total gross margin increased by $3.2 million, or 24.5%, to $16.2 million in 1996 from $13.0 million in 1995. Total gross margin as a percentage of revenue was 36.8% in 1996 as compared to 39.1% in 1995. This percentage decline was primarily the result of a shift in the Company's product mix toward a higher percentage of overall revenues being generated by the Company's indemnity/PPO products, which have a relatively lower percentage gross margin than the Company's managed care products. Managed care gross margin as a percentage of revenue was 40.4% in 1996 as compared to 42.4% in 1995. This percentage decline was primarily the result of revenue acquired through the Smileage transaction which has a gross margin percentage of 22.2% as compared with the existing managed care business which had a gross margin percentage of 42.6%. The level of indemnity/PPO gross margin as a percentage of revenue increased to 21.7% in 1996 from 20.9% in 1995. This improved indemnity/PPO gross margin is the result of increased premium rates charged for the Company's indemnity/PPO plans.

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

Cash flow (used in) provided by operations was ($0.6) million, $3.7 million and $4.2 million for the years ended December 31, 1997, 1996 and 1995, respectively. The Company primarily receives premium payments in advance of disbursing managed care dentist capitation payments and indemnity/PPO claims payments. Cash balances in excess of current needs are invested in interest-bearing accounts or cash equivalents. Cash flow provided by operations consist primarily of subscriber premiums and investment income net of capitation payments to network dentists, claims paid, brokers' commissions, general and administrative expenses and income taxes. In 1997, $2.0 million was transferred to restricted cash for the formation of an insurance company. Excluding cash transferred to restricted funds, cash flow provided by operations was $1.5 million, $4.1 million, and $4.7 million for the years ended December 31, 1997, 1996, and 1995, respectively.

Capital expenditures were $682,000 for 1997 mainly for computer system enhancements, furniture, and leasehold improvements. Capital expenditures were $745,000 and $765,000 for the years ended December 31, 1996 and 1995 respectively, primarily for office furniture and new computer systems.

Cash provided by (used in) financing activities was $43,000, ($45,000), and ($103,000) (excluding the $6.6 million net proceeds received from the initial public offering) for the years ended December 31, 1997, 1996 and 1995, primarily for payments on capital leases and dividends on preferred stock.

As of December 31, 1997, the Company had cash and cash equivalents of $9.0 million and no debt outstanding. As of December 31, 1996, included in other current liabilities is a payable to the parent of Champion for the $5.5 million purchase price. In addition, the Company has a committed unsecured line of credit (the "Credit Agreement") available which expires June 30, 1998. Pursuant to this Credit Agreement, the Company may borrow up to $5 million at the rate of LIBOR plus one-half percent. To the extent the Company makes acquisitions, a portion of the purchase price may be financed through borrowings.

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

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------


To the Stockholders and Board of Directors of First Commonwealth, Inc.:

We have audited the accompanying consolidated balance sheets of FIRST COMMONWEALTH, INC. (a Delaware corporation) AND SUBSIDIARIES as of December 31, 1997, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Commonwealth, Inc. and Subsidiaries as of December 31, 1997, 1996 and 1995, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP


Chicago, Illinois
February 11, 1998

First Commonwealth, Inc. and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
As of December 31, 1997, 1996 and 1995

ASSETS                                                          1997           1996           1995
------                                                          ----           ----           ----
CURRENT ASSETS:
  Cash and cash equivalents...........................   $ 9,047,214    $15,817,498    $12,680,153
  Accounts receivable, net of allowances of
       $334,012, $289,554 and $197,316 at
       December 31, 1997, 1996 and 1995,
       respectively...................................     3,443,661      3,010,585      1,751,376
  Other receivables...................................       163,329        220,819         52,091
  Deposit under reinsurance agreement.................       752,284        696,564        431,522
  Prepaid expenses....................................     2,288,559        408,447      1,289,973
  Deferred tax asset..................................       859,000        869,000        665,000
  Income taxes receivable.............................            --             --         19,000
                                                         -----------    -----------    -----------
       Total current assets...........................    16,554,047     21,022,913     16,889,115
                                                         -----------    -----------    -----------
PROPERTY AND EQUIPMENT, at cost.......................     4,029,771      3,347,829      2,464,782
  Less Accumulated depreciation.......................    (2,319,790)    (1,725,450)    (1,086,279)
                                                         -----------    -----------    -----------
       Property and equipment, net....................     1,709,981      1,622,379      1,378,503
                                                         -----------    -----------    -----------
OTHER ASSETS:
  Restricted cash equivalents and government
  securities on deposit, at cost which
  approximates market.................................     3,263,820      1,222,022        798,744
  Goodwill and other intangibles, net of
  accumulated amortization of $328,442 and $63,814
  at December 31, 1997 and 1996, respectively.........    10,264,298     10,482,110             --
  Deposits and other..................................       103,495        104,554         44,700
                                                         -----------    -----------    -----------
       Total other assets.............................    13,631,613     11,808,686        843,444
                                                         -----------    -----------    -----------
       Total assets...................................   $31,895,641    $34,453,978    $19,111,062
                                                         ===========    ===========    ===========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

First Commonwealth, Inc. and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS--continued
--------------------------------------------------------------------------------
As of December 31, 1997, 1996 and 1995

LIABILITIES AND STOCKHOLDERS' EQUITY                          1997         1996          1995
------------------------------------                      -----------   -----------  -----------
CURRENT LIABILITIES:
  Accounts payable--trade...............................  $    88,399   $   338,000  $   364,349
  Accounts payable--dental service providers............      394,946       347,529      399,206
  Claims liability......................................    1,604,329     1,579,669    1,257,681
  Accrued payroll and related costs.....................      485,166       739,292      846,263
  Other accrued expenses................................      355,429       648,000      760,555
  Deferred subscriber revenue...........................    4,444,468     4,448,953    3,262,791
  Payable under reinsurance agreement...................      752,427       627,789      389,254
  Income taxes payable..................................      200,327       101,472           --
  Other current liabilities (Note 2)....................           --     5,500,000           --
                                                          -----------   -----------  -----------
       Total current liabilities........................    8,325,491    14,330,704    7,280,099
DEFERRED TAX LIABILITY..................................      247,300       167,157      125,157
                                                          -----------   -----------  -----------
       Total liabilities................................    8,572,791    14,497,861    7,405,256
                                                          -----------   -----------  -----------

STOCKHOLDERS' EQUITY:
  Common stock ($.001 par value; 15,000,000 shares
       authorized, 3,636,951 shares in 1997, 3,600,996
       shares in 1996 and 3,365,375 shares in 1995
       issued and outstanding)..........................        3,637         3,601        3,365
  Capital in excess of par value........................   13,251,815    13,206,633    7,676,536
  Retained earnings.....................................   10,080,858     6,757,451    4,025,905
  Less 495 shares and 425 shares of common stock
       held in treasury at December 31, 1997
       and 1996, respectively, at cost..................      (13,460)      (11,568)          --
                                                          -----------   -----------  -----------
       Total stockholders' equity.......................   23,322,850    19,956,117   11,705,806
                                                          -----------   -----------  -----------
       Total liabilities and stockholders' equity.......  $31,895,641   $34,453,978  $19,111,062
                                                          ===========   ===========  ===========



The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

First Commonwealth, Inc. and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
For the years ended December 31, 1997, 1996 and 1995

                                    1997         1996         1995
                                    ----         ----         ----
SUBSCRIBER REVENUE.............  $56,594,410  $44,098,529  $33,315,410

BENEFIT COVERAGE EXPENSES......   37,932,044   27,872,976   20,286,131
                                 -----------  -----------  -----------
   Gross margin................   18,662,366   16,225,553   13,029,279

SELLING, GENERAL AND
ADMINISTRATIVE EXPENSE.........   13,549,645   12,272,835    9,883,288
                                 -----------  -----------  -----------

   Operating income............    5,112,721    3,952,718    3,145,991

INTEREST INCOME, net...........      494,686      642,828      193,531
                                 -----------  -----------  -----------

   Income before income taxes..    5,607,407    4,595,546    3,339,522

PROVISION FOR INCOME TAXES.....    2,284,000    1,864,000    1,336,000
                                 -----------  -----------  -----------

NET INCOME.....................  $ 3,323,407  $ 2,731,546  $ 2,003,522
                                 ===========  ===========  ===========

BASIC EARNINGS PER SHARE.......  $      0.92  $     0 .79  $      0.69
                                 ===========  ===========  ===========

DILUTED EARNINGS PER SHARE.....  $      0.89  $     0 .76  $      0.67
                                 ===========  ===========  ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

First Commonwealth, Inc. and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
For the years ended December 31, 1997, 1996 and 1995

                                                              Capital                                             Total
                                                              -------                                             -----
                                       Common Stock          in Excess   Retained         Treasury Stock       Stockholders'
                                       ------------          ---------   --------         --------------       -------------
                                    Shares       Dollars       of Par    Earnings     Shares          Dollars     Equity
                                    ------       -------     ---------   --------     ------          -------     ------
BALANCE, December 31, 1994......  1,049,000    $    1,049   $  175,801 $ 2,071,443        --         $     --   $ 2,248,293
   Preferred dividends..........         --            --           --     (49,060)       --               --       (49,060)
   Net income...................         --            --           --   2,003,522        --               --     2,003,522
   Conversion of preferred
   shares.......................  1,784,000         1,784      890,216          --        --               --       892,000
   Stock issued.................    532,375           532    6,610,519          --        --               --     6,611,051
                                  ---------     ---------   ----------   ---------    ------         --------   -----------
BALANCE, December 31, 1995......  3,365,375         3,365    7,676,536   4,025,905        --               --    11,705,806
   Net income...................         --            --           --   2,731,546        --               --     2,731,546
   Stock issued.................    235,621           236    5,530,097          --        --               --     5,530,333
   Treasury stock purchased.....         --            --           --          --      (425)         (11,568)      (11,568)
                                  ---------     ---------   ----------   ---------    ------         --------   -----------
BALANCE, December 31, 1996......   3,600,996         3,601   13,206,633   6,757,451     (425)         (11,568)   19,956,117
   Net income...................          --            --           --   3,323,407       --               --     3,323,407
   Stock issued.................      35,955            36       45,182          --       --               --        45,218
   Treasury stock purchased.....          --            --           --          --      (70)          (1,892)       (1,892)
                                   ---------    ----------  ----------- -----------   ------         --------   -----------

BALANCE, December 31, 1997......  3,636,951    $    3,637  $13,251,815 $10,080,858      (495)        $(13,460)  $23,322,850
                                  =========    ==========  =========== ===========    ======         ========   ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

First Commonwealth, Inc. and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
For the years ended December 31, 1997, 1996 and 1995


                                                       1997           1996           1995
                                                    -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from subscribers.................  $ 55,767,127   $ 43,124,110   $ 34,107,857
  Cash paid to providers of care.................   (26,593,902)   (15,202,299)   (13,984,854)
  Cash paid to employees, brokers and suppliers..   (15,887,165)   (14,465,535)    (9,385,336)
  Claims paid....................................   (10,300,714)    (8,063,681)    (4,581,969)
  Interest paid..................................            --           (514)        (4,995)
  Interest received..............................       459,212        624,373        179,154
  Income taxes paid..............................    (1,993,502)    (1,911,500)    (1,662,677)
  Cash transferred to restricted funds...........    (2,035,911)      (373,158)      (436,107)
                                                   ------------   ------------   ------------
       Net cash (used in) provided by
       operating activities......................      (584,855)     3,731,796      4,231,073
                                                   ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment, net........      (681,939)      (745,509)      (765,418)
  Purchase of short-term investments.............      (517,130)    (5,161,968)            --
  Proceeds from sale of short-term investments...       517,130      5,097,314             --
  Cash received in acquisition...................            --        432,326             --
  Cost of acquisitions...........................    (5,546,816)      (171,680)            --
                                                   ------------   ------------   ------------
       Net cash used in investing activities.....    (6,228,755)      (549,517)      (765,418)
                                                   ------------   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common stock.......................        45,218          7,010      6,611,051
  Principal payments on capital leases...........            --        (26,996)       (61,425)
  Purchase of treasury stock.....................        (1,892)       (11,568)            --
  Payments of preferred dividends................            --        (13,380)       (41,540)
                                                   ------------   ------------   ------------
       Net cash provided by (used in)
       financing activities......................        43,326        (44,934)     6,508,086
                                                   ------------   ------------   ------------
       Net (decrease) increase in cash and
       cash equivalents..........................    (6,770,284)     3,137,345      9,973,741

CASH AND CASH EQUIVALENTS,
beginning of year................................    15,817,498     12,680,153      2,706,412
                                                   ------------   ------------   ------------
CASH AND CASH EQUIVALENTS,
end of year......................................  $  9,047,214   $ 15,817,498   $ 12,680,153
                                                   ============   ============   ============


The accompanying notes to consolidated financial statements are an integral part of these statements.

First Commonwealth, Inc. and Subsidiaries
--------------------------------------------------------------------------------
RECONCILIATIONS OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
--------------------------------------------------------------------------------
For the years ended December 31, 1997, 1996 and 1995

                                                                1997         1996          1995
                                                            -----------   ----------   -----------
Net income...............................................   $ 3,323,407   $2,731,546   $ 2,003,522
Adjustments to reconcile net income to net cash
provided by operating activities--
  Depreciation and amortization..........................       858,965      648,247       411,927
  Loss on sale of equipment..............................            --           --        60,420
  (Increase) decrease in assets--
       Accounts receivable, net..........................      (433,076)  (1,109,339)     (187,929)
       Other receivables.................................        57,490     (149,728)      (19,523)
       Deposit under reinsurance agreement...............       (55,720)    (265,042)     (431,522)
       Prepaid expenses..................................    (1,880,112)     881,526      (187,719)
       Deferred tax asset................................        10,000     (154,000)     (446,410)
       Income taxes receivable...........................            --           --        73,249
       Restricted cash equivalents and
       government securities on deposit..................    (2,041,798)    (373,158)     (436,107)
       Deposits and other................................         1,059      (59,854)        8,771
  Increase (decrease) in current liabilities-
       Accounts payable--trade...........................      (249,601)     (26,349)      215,602
       Accounts payable--dental service providers........        47,417      (67,676)      106,003
       Claims liability..................................        24,660      321,988       869,967
       Accrued payroll and related costs.................      (254,126)     (78,972)      254,486
       Other accrued expenses............................      (292,571)     (91,022)      491,512
       Deferred subscriber revenue.......................        (4,485)   1,186,160     1,002,910
       Payable under reinsurance agreement...............       124,638      238,535       389,254
       Income taxes payable..............................        98,855       56,934            --
  Increase in long-term liabilities-
       Deferred tax liability............................        80,143       42,000        52,660
                                                             ----------   ----------   -----------
Net cash (used in) provided by operating activities......    $ (584,855)  $3,731,796   $ 4,231,073
                                                             ==========   ==========   ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

First Commonwealth, Inc. and Subsidiaries
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
For the years ended December 31, 1997, 1996 and 1995


1. ORGANIZATION
--------------------------------------------------------------------------------
The accompanying consolidated financial statements include the accounts of First Commonwealth, Inc. ("FC Inc."), First Commonwealth of Illinois, Inc. ("FCI"), First Commonwealth Limited Health Services Corporation ("LHSC"), First Commonwealth Health Services Corporation ("HSC"), First Commonwealth Reinsurance Company ("FCRC"), First Commonwealth Insurance Company ("FC Insurance"), First Commonwealth Limited Health Service Corporation ("LHSCWI"), Smileage Dental Services, Inc. ("SDS") and First Commonwealth of Missouri, Inc. ("FCMO"), formerly Champion Dental Services, Inc. ("CDS"). These companies are collectively referred to hereinafter as "the Company".

As discussed in Note 15, FC Inc. completed the acquisitions of SDS on July 18, 1996, and CDS on December 31, 1996. Included in the consolidated statement of income for the year ended December 31, 1996, are the results of SDS since its acquisition. SDS's and CDS's balance sheets are also included in the accompanying consolidated balance sheet beginning December 31, 1996.

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

FC Inc. operates as an Illinois and Michigan licensed Third Party Administrator ("TPA"). As a TPA, FC Inc. provides administrative and marketing services to certain subsidaries pursuant to management agreements. It also provides claim processing services for self-funded employers.

FCI is an Illinois corporation and is a wholly owned subsidiary of FC Inc. FCI operates as a Preferred Provider Administrator which directly contracts with general dentists and specialists. These provider arrangements are made available to LHSC, LHSCWI, FCMO and HSC, as well as health maintenance organizations and self-funded employers. In making these provider arrangements available, FCI does not undertake any underwriting risk.

LHSC is an Illinois for-profit corporation and is a wholly owned subsidiary of FC Inc. LHSC is licensed under the Illinois Limited Health Service Organization Act ("LHSO Act"). LHSC is also licensed by the Indiana Department of Insurance as a Limited Service Health Maintenance Organization. LHSC has entered into a Provider Agreement with FCI whereby FCI arranges for dental care services to LHSC's subscribers through FCI's network of private practice dentists. Consistent with its authority under the LHSO Act, LHSC also provides reimbursement for covered dental care provided outside of this network. In providing such services, LHSC undertakes underwriting risk. The LHSO Act requires, among other provisions, that LHSC meet certain net worth and deposit requirements discussed in Note 4. It is management's opinion that LHSC was in compliance with these provisions as of December 31, 1997, 1996 and 1995.

HSC is an affiliated Illinois corporation, licensed under the Voluntary Health Services Plans Act (the "VHSP Act"). In accordance with the VHSP Act, HSC is operated and conducted not for profit and is also governed by the provisions of the General Not for Profit Corporation Act. HSC was initially capitalized by FC Inc. through the purchase of a subordinated note. That note and accrued interest thereon (both of which are eliminated in consolidation) may be repaid, in whole or in part, only from HSC's earned surplus, subject to the written approval of the Director of the Illinois Department of Insurance. Certain officers and trustees of HSC are common to the officers and directors of the Company. Consistent with its authority under the VHSP Act, HSC provides reimbursement to its members for covered dental care. The VHSP Act requires, among other provisions, that HSC not expend more than 20% of its annual subscriber revenue for administrative costs and 10% for marketing costs. It is management's opinion that HSC was in compliance with these provisions as of December 31, 1997, 1996 and 1995.

FCRC was incorporated in Arizona during 1994 and is a wholly owned subsidiary of FC Inc. It is licensed by the Arizona Department of Insurance as a domestic life and disability reinsurer.

First Commonwealth, Inc. and Subsidiaries
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--continued
--------------------------------------------------------------------------------
For the years ended December 31, 1997, 1996 and 1995


FC Insurance was incorporated in Illinois during 1997 and is a wholly owned subsidiary of FC Inc. It is currently licensed as a domestic life, accident and health insurer with the intent to underwrite indemnity dental business and is awaiting additional licensure under the LHSO Act. As of December 31, 1997, it had not yet commenced business.

LHSCWI was incorporated in Wisconsin in 1996 and is a wholly owned subsidiary of FC Inc. LHSCWI is licensed to operate as a Limited Service Health Organization under chapter 611 of the Wisconsin insurance statutes ("Statutes") and is registered with the Office of the Commissioner of Insurance of Wisconsin. The Statutes require, among other provisions, that LHSCWI meet certain net worth and deposit requirements discussed in Note 4. It is management's opinion that LHSCWI was in compliance with these provisions as of December 31, 1997.

SDS, a wholly owned subsidiary of FC Inc., is a Wisconsin based dental health maintenance organization administrator.

FCMO is a Missouri corporation and is a wholly owned subsidiary of FC Inc. FCMO is a St. Louis, Missouri based prepaid dental plan corporation organized under
Section 379.900RSMo.


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

Prepaid Expenses

The Company pays its providers to render covered dental care to eligible enrolled subscribers and dependents. Payment is typically made during the month prior to the month in which the subscribers and dependents become eligible for coverage. This payment is recorded as a prepaid expense at December 31, 1997 and 1995.

First Commonwealth, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--continued
--------------------------------------------------------------------------------
For the years ended December 31, 1997, 1996 and 1995

Property and Equipment

Depreciation is calculated using the straight-line method over the assets' estimated useful lives which are as follows:

Leasehold improvements                5 years or life of lease
Furniture                            10 years
Office equipment                      5 years
Computer equipment
and software                          3 years

Property and equipment consist of the following:

                                                  December 31
                                       ----------------------------------
                                          1997        1996        1995
                                          ----        ----        ----
Leasehold improvements                 $  433,409  $  422,231  $  349,658
Furniture                                 830,220     780,967     562,400
Office equipment                          567,954     513,566     442,668
Computer equipment and software         2,198,188   1,631,065   1,110,056
                                       ----------  ----------  ----------
    Total property and equipment       $4,029,771  $3,347,829  $2,464,782
                                       ==========  ==========  ==========

Goodwill

The excess of cost over fair value of net assets acquired resulting from the SDS and CDS acquisitions, accounted for using the purchase method, is being amortized using the straight-line method over 40 years.

Accounts Payable--Dental Service Providers

The Company records payables to dental service providers for certain services not included in the monthly prepayment to such providers discussed above.

Other Current Liabilities

Other current liabilities at December 31, 1996, represents the Company's liability relating to its acquisition of CDS. This amount was paid on January 2, 1997.

Claims Liability

The Company provides indemnity dental coverage for certain customers and records a liability for incurred but not reported and unpaid claims related to this coverage. Generally, this liability is estimated based on the age of existing claims and the Company's historical lag with respect to the reporting and payment of such claims. Changes in these estimates are reflected in the results of operations in the period in which such changes occur.

Reinsurance Activity

Effective January 1, 1995, LHSC entered into an agreement with a third party insurer ("Insurer") whereby LHSC ceded certain losses on indemnity insurance policies to the Insurer. Concurrent with the execution of this agreement, Insurer entered into an agreement with FCRC whereby Insurer ceded certain losses related to LHSC policies to FCRC. In 1997, a separate independent third party insurer was inserted into the agreement between Insurer and FCRC. The Company has effectively retained all insurance risk on these LHSC losses ceded to Insurer. Accordingly, LHSC accounts for net payments to Insurer as deposits and records a claims liability for all incurred and unpaid losses on such policies. FCRC records a payable to Insurer for amounts Insurer has deposited with FCRC. The Company does not recognize any revenue from these reinsurance arrangements.

In addition, in 1997, FC Inc., acting as agent for Insurer and according to a fronting arrangement, began selling managed care and indemnity dental insurance policies in the state of Michigan. According to the same agreement, Insurer ceded all managed care and indemnity dental insurance policies in Michigan to the same separate independent third party insurer who ceded these policies to FCRC.

First Commonwealth, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--continued
--------------------------------------------------------------------------------
For the years ended December 31, 1997, 1996 and 1995

Earnings Per Share

In 1997, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." Under SFAS No. 128, primary earnings per share is replaced by "Basic" earnings per share ("EPS"), which excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. "Diluted" EPS, which is computed similarly to fully diluted EPS, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. All prior-period EPS information (including interim EPS) has been restated to conform with the provisions of SFAS No. 128.

The following table reconciles the numerators (Net income) and denominators (Share) of the basic and diluted earnings per share computations.

                                      1997        EPS         1996        EPS        1995         EPS
                                      ----                    ----                   ----
Net income                         $3,323,407              $2,731,456              $2,003,522
                                   ==========              ==========              ==========
Basic Shares/EPS (1)                3,617,994    $0.92      3,470,871    $0.79      2,898,174   $0.69
                                                 =====                   =====                  =====
Effect of dilutive common
stock options                         109,340                 128,694                  95,145
                                   ----------              ----------              ----------
Diluted Shares/EPS                  3,727,334    $0.89      3,599,565    $0.76      2,993,319   $0.67
                                   ==========    =====     ==========    =====     ==========   =====

Notes: (1) In 1995, reflects the number of shares of common stock into which the Series B Preferred Stock were converted upon the occurrence of the initial public offering for the period prior to the initial public offering.

Options to purchase shares of common stock outstanding during 1997 and 1996 that were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares are summarized in the following table.

                                                          1997        1996
                                                          ----        ----
Weighted average shares under option                    17,875      31,167

Weighted average option price                          $ 16.78     $ 23.10

Weighted average contractual life (in years)               8.6         9.4

Subsequent to December 31, 1997, the Company issued 61,000 options to various key employees at the option price of $11.25 per share.

3. USE OF ESTIMATES AND ASSUMPTIONS
--------------------------------------------------------------------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


4. REGULATORY REQUIREMENTS AND RESTRICTED FUNDS
--------------------------------------------------------------------------------
The State of Illinois statutes and related regulations of the Illinois Department of Insurance require LHSC, which is licensed under the LHSO Act, to maintain a minimum net worth of $500,000. LHSC maintains a deposit with the State of $200,000 in accordance with the State of Illinois requirements.

The State of Indiana statutes and related regulations of the Indiana Department of Insurance require LHSC, which is licensed as a Limited Service Health Maintenance Organization, to maintain a $50,000 deposit with the State.

First Commonwealth, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--continued
--------------------------------------------------------------------------------
For the years ended December 31, 1997, 1996 and 1995

The State of Arizona statutes and related regulations of the Arizona Department of Insurance require FCRC, which is licensed as a domestic life and disability reinsurer, to maintain a minimum of $100,000 deposited in trust with the State and a minimum surplus of $25,000. FCRC is required to maintain a trust account equal to the amount of claims payable on all insurance ceded. At December 31, 1997, 1996 and 1995, balances of $632,767, $705,867 and $450,374, respectively, were required in the trust account.

The State of Illinois statutes and related regulations of the Illinois Department of Insurance require HSC, which is licensed under the VHSP Act, to maintain a contingency reserve in contributed capital of $19,037, $15,674 and $11,939 at December 31, 1997, 1996 and 1995.

The State of Wisconsin insurance statutes require, among other provisions, that LHSCWI maintain a minimum capital of $100,000, apply a ten percent compulsory surplus factor to Point of Service/Indemnity ("POS") premium, and limits POS business to ten percent of total premium volume. LHSCWI has a certificate of deposit for $102,682 at a Wisconsin bank and had POS business of $189,788 in 1997 and none in 1996.

The State of Missouri statutes and related regulations of the Missouri Department of Insurance require FCMO, which is licensed as a Prepaid Dental Plan Corporation, to maintain a $50,000 deposit with the state and to maintain a maximum net worth of $150,000.

The State of Illinois statutes and related regulations of the Illinois Department of Insurance require FC Insurance to maintain a minimum net worth of $1.5 million. FC Insurance maintains a deposit with the State of $1.6 million in accordance with State requirements.

It is management's opinion that the Company was in compliance with these provisions at December 31, 1997, 1996 and 1995.

Interest income earned on restricted funds is included in interest income, net in the consolidated statements of income.

5. CLAIMS LIABILITY
--------------------------------------------------------------------------------
The Company's claims liability, claims incurred and payments related to indemnity/PPO policies for the years ended December 31, 1997, 1996 and 1995, are as follows:

                                                     December 31
                                       ---------------------------------------
                                           1997         1996           1995
                                           ----         ----           ----
Claims liability, beginning of year    $ 1,579,669   $ 1,257,681   $   387,714
Add-- Claims incurred                   10,506,867     8,341,669     5,451,936
Less-- Claims payments--
  Current year                          (9,042,693)   (7,274,355)   (4,421,539)
  Prior years                           (1,439,514)     (745,326)     (160,430)
                                       -----------   -----------   -----------
Claims liability, end of year          $ 1,604,329   $ 1,579,669   $ 1,257,681
                                       ===========   ===========   ===========

6. Lease Obligations
--------------------------------------------------------------------------------
The Company leases office space and various office equipment which are accounted for as operating leases. Rental costs under the operating lease agreements approximated $617,000, $486,000 and $350,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Minimum future obligations under operating leases in effect at December 31, 1997, are:

Years ending December 31-

  1998             $322,409
  1999              310,796
  2000               47,138
                   --------
       Total       $680,343
                   ========

First Commonwealth, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--continued
--------------------------------------------------------------------------------
For the years ended December 31, 1997, 1996 and 1995



7. Income Taxes
--------------------------------------------------------------------------------
The current and deferred components of the provision for taxes are as follows:

                                                     December 31
                                        -------------------------------------
                                           1997         1996          1995
                                           ----         ----          ----

Current provision                       $2,195,000    $1,962,000   $1,706,000
Deferred provision
  (benefit)                                 89,000       (98,000)    (370,000)
                                        ----------    ----------   ----------
Total tax provision                     $2,284,000    $1,864,000   $1,336,000
                                        ==========    ==========   ==========

A reconciliation of the effective tax rate from statutory U.S. federal income tax rate of 34% for 1997, 1996 and 1995, is as follows:

                                        1997       1996      1995
                                        ----       ----      ----
Statutory rate                           34%        34%       34%

State tax, net of
federal benefit                           5          5         5

Goodwill and other
permanent items                           2          2         1
                                        ----       ----      ----
Effective tax rate                       41%        41%       40%
                                        ====       ====      ====

As of December 31, 1997, 1996 and 1995, total net current deferred tax assets were $859,000, $869,000 and $665,000, respectively, and total net noncurrent deferred tax liabilities were $247,300, $167,157 and $125,157, respectively. The temporary differences that give rise to deferred tax assets and liabilities are as follows:

                                                     December 31
                                        -------------------------------------
                                           1997         1996          1995
                                           ----         ----          ----
Claims liability                        $ 608,804    $ 616,100    $ 490,500
Allowance for
doubtful accounts                         130,265      112,900       54,400
Vacation accrual                           52,566       54,700       39,500
Miscellaneous                              67,365       85,300       80,600
                                        ---------    ---------    ---------
   Total current
   tax asset                              859,000      869,000      665,000
                                        ---------    ---------    ---------
Accumulated amortization                  (80,103)          --           --
Accumulated
depreciation and other                   (167,197)    (167,157)    (125,157)
                                        ---------    ---------    ---------
   Total noncurrent
      tax liability                      (247,300)    (167,157)    (125,157)
                                        ---------    ---------    ---------
        Total                           $ 611,700    $ 701,843    $ 539,843
                                        =========    =========    =========

First Commonwealth, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--continued
--------------------------------------------------------------------------------
For the years ended December 31, 1997, 1996 and 1995


8. Sources of Revenue (Unaudited)
--------------------------------------------------------------------------------
The following table shows the percentage of revenue attributable to each type of product offered:

                     1997    1996    1995
                     ----    ----    ----
Managed care          77%     74%     77%
Indemnity/PPO         22      24      21
Fee income             1       2       2
                     ----    ----    ----
  Total              100%    100%    100%
                     ====    ====    ====


9. Significant Customers
--------------------------------------------------------------------------------
There are no customers that account for a significant amount of the Company's subscriber revenue in the years ended December 31, 1997 and 1996 and 1995.


10. Line of Credit
--------------------------------------------------------------------------------
The Company has a committed unsecured line of credit (the "Credit Agreement") available with a Chicago bank that expires June of 1998, which to date has not been utilized. Pursuant to this Credit Agreement, the Company may borrow up to $5 million at the rate of LIBOR plus one-half percent.

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

6% Series B Preferred Stock
Concurrent with the closing of the initial public offering discussed in Note 12, each share of 6% Series B Preferred Stock ("Series B Stock") was converted into 2,000 shares of common stock in accordance with the Series B Stock conversion features. Following the offering, no shares of Series B Stock were issued or authorized for issuance. While outstanding, the Series B Stock had voting rights equal to the number of common shares into which such shares could be converted. The Series B Stockholders were able to elect two of six directors. The Series B Stock was also entitled to certain dividend rights.

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

First Commonwealth, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--continued
--------------------------------------------------------------------------------
For the years ended December 31, 1997, 1996 and 1995


The Company has two incentive plans, a 1987 Statutory-Nonstatutory Stock Option Plan ("1987 Plan") and a 1995 Long-Term Incentive Plan ("1995 Plan"), which were approved by the Board of Directors and stockholders. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's two stock option plans been determined based on the fair value at the grant date for awards in 1997, 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net income (in thousands) and diluted earnings per share would have been reduced to the pro forma amounts of $3,268 and $0.88 in 1997, $2,645 and $0.73 in 1996 and $1,987 and $0.66 in 1995.

The weighted average grant-date fair values of options granted in 1997, 1996 and 1995 were $6.80, $12.25 and $8.14, respectively. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for options issued in 1997, 1996 and 1995, respectively: risk-free interest rates of 6.8%, 6.5% and 5.8%; expected lives of 7 years; expected volatility of 41% in 1997 and 42% in 1996 and 1995; and no expected dividends.

Under the 1987 Plan, the Company can award up to 250,000 options to key employees, granted at a price equal to the fair market value at the date of the grant as determined by the Board of Directors or the Stock Option Compensation Committee, and vesting ratably over a period of two to four years from the date of the grant. The Company had granted 248,125 total options as of December 31, 1997, 1996 and 1995, to key employees and directors at option prices ranging from $.50 to $15.00 per share. Of the total options granted, 133,375, 148,950 and 134,959 had vested and were exercisable as of December 31, 1997, 1996 and 1995, respectively, and 87,925, 60,675 and 51,375 of the total options, granted and vested had been exercised as of December 31, 1997, 1996 and 1995, respectively.

In connection with the initial public offering, the Company adopted the 1995 Long-Term Incentive Plan (the "1995 Plan"). Under the 1995 Plan, the Company may grant incentive stock options or nonqualified stock options. The 1995 Plan also provides for the grant of stock appreciation rights, bonus stock awards which are vested upon grant, stock awards which may be subject to a restriction period and specified performance measures, and performance shares. A total of 200,000 shares of common stock have been reserved for issuance under the 1995 Plan. Subsequent to December 31, 1997, the Board of Directors has approved increasing the shares from 200,000 to 350,000, subject to shareholders' approval.

Under the 1995 Plan, options are granted at a price equal to the fair market value at the date of the grant as determined by the Board of Directors and vest ratably over a period of one to four years from the date of the grant. As of December 31, 1997, 1996 and 1995, the Company had granted 94,000, 105,500 and 39,000, respectively, total options to key employees and directors at option prices ranging from $11.75 to $28.625 per share. Of the total options granted, 38,813 and 11,000 had vested and were exercisable as of December 31, 1997 and 1996, respectively. In addition, 77,238 and 42,000 options were rescinded as of December 31, 1997 and 1996, respectively and in 1995, in connection with the initial public offering, stock bonus awards totaling 1,865 shares of common stock were granted to non-officer employees.

A summary of the status of the Company's two stock option plans at December 31, 1997, 1996 and 1995 and changes during the years then ended is presented in the table on the following page.

First Commonwealth, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--continued
--------------------------------------------------------------------------------
For the years ended December 31, 1997, 1996 and 1995


                                       1997                        1996                        1995
                                       ----                        ----                        ----
                                           Weighted                    Weighted                    Weighted
                                           Average                     Average                     Average
                             Shares      Option Price     Shares     Option Price     Shares     Option Price
                             ------      ------------     ------     ------------     ------     ------------
Outstanding at beginning
  of year                    289,950        $ 7.90        235,750       $ 4.15        191,250       $ 1.31
    Granted                   94,000         12.26        105,500        22.06         49,000        15.00
    Exercised                (29,012)         1.56         (9,300)        0.75         (2,375)        1.15
    Forfeited                (16,238)        10.36         (2,000)       21.81         (2,125)        1.49
    Cancelled                (61,000)        20.47        (40,000)       24.12             --           --
                             -------                      -------                     -------
Outstanding at end of year   277,700          7.08        289,950         7.90        235,750         4.15
                             =======                      =======                     =======
Exercisable at end of year   172,188          4.38        159,950         2.43        134,959         1.19
                             =======                      =======                     =======

Of the 277,700 total options outstanding at December 31, 1997, 146,500 have option prices between $.50 and $1.70, with a weighted average option price of $1.39 and a weighted average remaining contractual life of three years. 133,375 of these options are exercisable at December 31, 1997, with a weighted average option price of $1.36.

Of the total options outstanding at December 31, 1997, 71,700 have option prices of $11.75, with a weighted average remaining contractual life of ten years. 11,063 of these options are exercisable at December 31, 1997, with a weighted average option price of $11.75.

Of the total options outstanding at December 31, 1997, 57,500 have option prices between $15.00 and $17.00, with a weighted average option price of $14.85 and a weighted average remaining contractual life of eight years. 25,750 of these options are exercisable at December 31, 1997, with a weighted average option price of $15.00.

The remaining 2,000 options outstanding at December 31, 1997, have option prices of $28.625, with a weighted average remaining contractual life of eight years. These options are exercisable at December 31, 1997.

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

First Commonwealth, Inc. and Subsidiaries
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--continued
--------------------------------------------------------------------------------
For the years ended December 31, 1997, 1996 and 1995



13. Quarterly Financial Data (unaudited)
--------------------------------------------------------------------------------
(in thousands, except per share data)

                               Quarter
                  ----------------------------------
                    First   Second    Third   Fourth
                  -------  -------  -------  -------
1997
----
Subscriber
revenue           $13,463  $13,856  $14,519  $14,756
Gross margin        4,700    4,733    4,573    4,656
Net income            760      798      882      883
Basic earnings
per common
share                 .21      .22      .24      .24
Diluted earnings
per common
share                 .20      .21      .24      .24


1996
----
Subscriber
revenue           $ 9,773  $10,019  $11,786  $12,521
Gross margin        3,747    3,799    4,220    4,460
Net income            669      698      667      697
Basic earnings
per common
share                 .20      .21      .19      .19
Diluted earnings
per common
share                 .19      .20      .18      .19


1995
----
Subscriber
revenue           $ 7,934  $ 8,204  $ 8,528  $ 8,649
Gross margin        3,100    3,197    3,291    3,441
Net income            501      532      513      458
Basic earnings
per common
share                 .18      .19      .18      .16
Diluted earnings
per common
share                 .18      .19      .18      .14


First Commonwealth, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--continued
--------------------------------------------------------------------------------
For the years ended December 31, 1997, 1996 and 1995


14. RETIREMENT PLAN
--------------------------------------------------------------------------------
The Company has a 401(k) salary deferral plan in which all employees of the Company who have completed at least ninety days of service are eligible to participate. Under the plan, the Company provides a matching contribution of $.50 for every dollar an employee invests in the plan up to an annual maximum of 2% of the employee's compensation for the year. The Company may make additional discretionary contributions to the plan. The Company incurred 401(k) contributions expense of $91,949, $58,937 and $44,427 during the years ended December 31, 1997, 1996 and 1995, respectively.

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

Unaudited pro forma combined results of operations of the Company for the years ended December 31, 1996 and 1995 for the acquisitions are as follows: Revenues (in thousands) for the years ended December 31, 1996 and 1995 would be $50,860 and $42,058, respectively; Net income (in thousands) for the years ended December 31, 1996 and 1995 would be $2,856 and $2,444, respectively; and Diluted Net Income per share for the years ended December 31, 1996 and 1995 would be $0.77 and $0.66, respectively. This pro forma information has been prepared assuming the acquisitions of SDS and CDS and the Company's initial public offering had occurred as of January 1, 1995.

The pro forma results include the historical accounts of the Company and the historical accounts of the acquired businesses and pro forma adjustments including the amortization of the excess purchase price over the fair value of the net assets acquired, the reduction of salaries and expenses which will not be incurred on an ongoing basis, and the applicable income tax effects of these adjustments. The pro forma results of operations are not necessarily indicative of actual results which may have occurred had the operations of the acquired companies been combined in prior periods.

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

Directors

Christopher C. Multhauf
  Chairman and Chief Executive Officer

David W. Mulligan
  President and Chief Operating Officer, Secretary

Richard M. Burdge, Sr.
  Executive Vice President-Retired,
  CIGNA Corporation

William J. McBride
  Chairman,
  Novaeon, Inc.;
  President-Retired,
  Value Health, Inc.,
  a managed healthcare company

Jackson W. Smart, Jr.
  Chairman and Chief Executive Officer-Retired,
  MSP Communications, Inc., a radio
  broadcasting company

RELATED STOCKHOLDER MATTERS AND MARKET FOR THE COMPANY'S COMMON STOCK
--------------------------------------------------------------------------------

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

Transfer Agent & Registrar
     First Chicago Trust Co. of New York

Analyst Contacts
Security analyst inquiries are welcomed. Please call:
     Mr. Scott B. Sanders
     Chief Financial Officer
     (312) 644-1800

Annual Meeting
     May 5, 1998
     Chicago, Illinois

Dividend Policy
The Company has never paid cash dividends on its Common Stock. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Any payment of cash dividends in the future will depend upon the financial condition, capital requirements and earnings of the Company, limitations on dividend payments by susidiaries of the Company under applicable state laws requiring the maintenance of specified levels of capital and surplus and such other factors as the Board of Directors may deem relevant.

Stock Trading and Common Stock Prices
The Company's Common Stock trades on the Nasdaq Stock Market/SM/ under the symbol FCWI. At February 28, 1998, there were 154 registered shareholders and the Company believes there are at least 400 round lot shareholders of beneficial interest.

The following table sets forth the high and low closing prices by quarter for 1996 and 1997.

1996
----
Quarter ending                    High          Low
--------------                   ------        ------
March 31                         $27.00        $24.00
June 30                          $29.00        $24.25
September 30                     $29.00        $20.75
December 31                      $24.50        $16.50

1997
----
Quarter ending
--------------
March 31                         $21.25        $14.75
June 30                          $19.50        $11.25
September 30                     $20.50        $14.75
December 31                      $15.25        $11.25

44